Exhibit 99.1

MAG SILVER CORP.
Suite 770, 800 West Pender Street
Vancouver, British Columbia V6C 2V6

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
AND
MANAGEMENT INFORMATION CIRCULAR

relating to the

2015 ANNUAL GENERAL AND SPECIAL
MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 22, 2015

Dated May 15, 2015

THIS PAGE INTENTIONALLY LEFT BLANK

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of MAG Silver Corp. (the “Company”) will be held at The Vancouver Club, 915 West Hastings Street, Vancouver, British Columbia, Canada V6C 3L5 at 10:30 a.m. (Pacific time) on Monday, June 22, 2015 for the following purposes:

•	To receive the report of the directors of the Company;

•	To receive the audited financial statements of the Company for the financial year ended December 31, 2014 and accompanying report of the auditor;

•	To set the number of directors of the Company at eight;

•	To elect the eight nominees of the Company standing for election as directors of the Company to hold office for the ensuing year;

•	To appoint Deloitte LLP, Chartered Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;

•	To approval certain amendments to the Company’s Deferred Share Unit Plan; and

•	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the management information circular accompanying this Notice of Meeting. At the Meeting, shareholders will be asked to approve each of the foregoing items.

The directors of the Company have fixed May 15, 2015 as the record date for the Meeting (the “Record Date”). Only shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment thereof.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please exercise your right to vote by completing and returning the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 by 10:30 a.m. (Pacific time) on Thursday, June 18, 2015 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chairman of the Meeting at the Chairman’s discretion without notice.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia May 15, 2015.

MAG SILVER CORP.

by: “George Paspalas”
      George Paspalas
      President and Chief Executive Officer

TABLE OF CONTENTS

 Page

PROXIES AND VOTING RIGHTS	1
RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	5
RECEIPT OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS	5
PARTICULARS OF MATTERS TO BE ACTED UPON	5
Size of the Board	5
Election of Directors	6
Approval of Certain Amendments to the Company’s Deferred Share Unit Plan	9
Appointment and Remuneration of Auditor	11
STATEMENT OF EXECUTIVE COMPENSATION	11
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLANS	38
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES	49
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS	58
MANAGEMENT CONTRACTS	59
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	59
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	60
ADDITIONAL INFORMATION	60
APPROVAL OF THE BOARD OF DIRECTORS	60
AMENDED AND RESTATED DEFERRED SHARE UNIT PLAN	61

MAG SILVER CORP.
SUITE 770, 800 WEST PENDER STREET
VANCOUVER, BRITISH COLUMBIA  V6C 2V6

MANAGEMENT INFORMATION CIRCULAR

Dated May 15, 2015

This Management Information Circular (“Information Circular”) accompanies the Notice of Annual General and Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of MAG Silver Corp. (the “Company”) to be held on Monday, June 22, 2015 at the time and place and for the purposes set out in the accompanying Notice of Meeting. This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment or postponement of the Meeting.

PROXIES AND VOTING RIGHTS

General

The solicitation of proxies is being made on behalf of management. It is expected that solicitations of proxies will be made primarily by mail but proxies may also be solicited by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxies from their principals. The Company will be using the services of Kingsdale Shareholder Services (“Kingsdale”) to provide the following services in connection with the Meeting: review and analysis of the information circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing shareholder proxies, and the solicitation of proxies including contacting Shareholders by telephone. Shareholders needing assistance completing a form of proxy or voting instruction form should contact Kingsdale toll free in North America at 1-866-481-2532. The estimated cost to the Company of such service is $80,000 plus charges for any telephone calls. The costs of solicitation will be borne by the Company.

Only a shareholder whose name appears on the certificate(s) representing its shares (a “Registered Shareholder”) or its duly appointed proxy nominee is permitted to vote at the Meeting. A shareholder is a non-registered shareholder (a “Non-Registered Shareholder”) if its shares are registered in the name of an intermediary, such as an investment dealer, brokerage firm, bank, trust company, trustee, custodian, administrators of self-administered RRSPs, RRIFs, RESPs and similar plans or other nominee, or a clearing agency in which the intermediary participates (each, an “Intermediary”). Accordingly, most shareholders of the Company are “Non-Registered Shareholders” because the shares they own are not registered in their names but are instead registered in the name of the Intermediary through which they purchased the shares. More particularly, a person is a Non-Registered Shareholder in respect of shares which are held on behalf of that person, but which are registered either: (a) in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the shares; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS, which acts as nominee for many Canadian brokerage firms. Shares so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares held for Non-Registered Shareholders.

These proxy solicitation materials are being sent to both Registered Shareholders and Non-Registered Shareholders. If the Company or its agent has sent these materials directly to a Non-Registered Shareholder, such Non-Registered Shareholder’s name and address and information about its holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the securities on such Non-Registered Shareholder’s behalf.

Non-Registered Shareholders who have not objected to their Intermediary disclosing certain information about them to the Company are referred to as “NOBOs”, whereas Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about them to the Company are referred to as “OBOs”. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the Notice of Meeting, this Information Circular and the related form of proxy or voting instruction form (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly to the OBOs through their Intermediaries. By choosing to send the Meeting Materials directly to NOBOs, the Company (and not the Intermediary holding shares on behalf of the NOBOs), has assumed responsibility for (i) delivering the Meeting Materials to the NOBOs, and (ii) executing their proper voting instructions.

How to Vote

Registered Shareholders can vote their shares in the following ways:

•	By Mail: Please complete, sign and return the enclosed form of proxy by mail to:
o	Computershare Investor Services Inc.
510 Burrard Street, 3rd Floor
Vancouver, British Columbia
V6C 3B9

•
By Telephone: Shareholders based in Canada or the United States vote by telephone by calling 1-866-732-8683. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a shareholder on the telephone voting system.

•
Internet Voting: You may vote over the internet by going to www.investorvote.com. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a shareholder on the voting website.

•	In Person: Attend the meeting, register with transfer agent upon your arrival, collect a ballot and submit the ballot with your vote at the meeting.

Non-Registered shareholders will receive voting instructions from the intermediary (usually a bank, trust company, broker, securities dealer or other financial institution) through which they hold their shares. Please follow the instructions provided on your voting instruction form to vote your shares. If you need any assistance, please contact Kingsdale Shareholder Services by telephone at 1-866-481-2532 (toll-free within Canada or the United States) or 1-416-867-2272 (for calls outside Canada and the United States) or by e-mail at contactus@kingsdaleshareholder.com.

Appointment of Proxies

Registered Shareholders

The persons named in the accompanying form of proxy are nominees of the Company’s management. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for and on the Shareholder’s behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the Shareholder must either:

(a)	on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the Shareholder’s nominee in the blank space provided; or

(b)           complete another proper form of proxy.

In either case, to be valid, a proxy must be dated and signed by the Shareholder or by the Shareholder’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of, or attorney for, the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed, or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Investor Services Inc. (“Computershare”), 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, or by telephone, internet or facsimile (in accordance with the instructions provided in the form of proxy delivered herewith), by 10:30 a.m. (Pacific time) on Thursday, June 18, 2015 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chairman of the Meeting at the Chairman’s discretion without notice.

Non-Registered Shareholders

Only Registered Shareholders or duly appointed proxyholders for Registered Shareholders are permitted to vote at the Meeting. Non-Registered Shareholders (whether NOBOs or OBOs) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.

Non-Registered Shareholders that are NOBOs should complete and return the voting instruction form (as opposed to the form of proxy) accompanying this Information Circular as specified in the voting instruction form.

With respect to Non-Registered Shareholders that are OBOs, the Intermediary holding shares on behalf of an OBO is required to forward the Meeting Materials to such OBO (unless such OBO has waived its right to receive the Meeting Materials) and to seek such OBO’s instructions as how to vote its shares in respect of each of the matters described in this Information Circular to be voted on at the Meeting. Each Intermediary has its own procedures which should be carefully followed by OBOs to ensure that their Shares are voted by the Intermediary on their behalf at the Meeting. The instructions for voting will be set out in the form of proxy or voting instruction form provided by the Intermediary. OBOs should contact their Intermediary and carefully follow the voting instructions provided by such Intermediary. Alternatively, OBOs who wish to vote their Shares in person at the Meeting may do so by appointing themselves as the proxy nominee by writing their own name in the space provided on the form of proxy or voting instruction form provided to them by the Intermediary and following the Intermediary’s instructions for return of the executed form of proxy or voting instruction form.

All references to shareholders in this Information Circular and the accompanying Notice of Meeting and form of proxy are to shareholders of record unless specifically stated otherwise.

Shareholders needing assistance completing and returning a proxy or VIF may call Kingsdale Shareholder Services toll free at 1-866-481-2532.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)	by an instrument in writing that is:

(i)	signed by the Shareholder, the Shareholder’s legal personal representative or trustee in bankruptcy or, where the Shareholder is a corporation, a duly authorized representative of the corporation; and

(ii)
delivered to Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 or to the registered office of the Company located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting;

(b)
by sending another proxy form with a later date to Computershare before 10:30 a.m. (Pacific time) on Thursday, June 18, 2015 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting;

(c)	by attending the Meeting and notifying the Chairman of the Meeting prior to the commencement of the Meeting that the Shareholder has revoked its proxy; or

(d)	in any other manner provided by law.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting and Exercise of Discretion by Proxyholders

A Shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.

If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, it is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company’s board of directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Company is not aware of any such amendments or variations, or any other matters that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares. As at May 15, 2015, the Company had 69,173,076 common shares issued and outstanding.

In accordance with applicable laws, the board of directors of the Company has provided notice of and fixed the record date as of May 15, 2015 (the “Record Date”) for the purposes of determining shareholders entitled to receive notice of, and to vote at, the Meeting, and has obtained a list of all persons who are Registered Shareholders at the close of business on the Record Date and the number of common shares registered in the name of each Registered Shareholder on that date. Each Registered Shareholder as at the close of business on the Record Date will be entitled to receive notice of the Meeting and will be entitled to one vote at the Meeting for each common share registered in his or her name as it appears on the list.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, only the following Shareholders beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying 10% or more of the voting rights attached to all outstanding voting securities of the Company:

Name	Number of Shares		Percentage of Outstanding Shares(3)
Industrias Peñoles, S.A.B. DE C.V. and affiliates	9,746,193	(1)	14.1%
BlackRock Inc.	7,453,748	(2)	10.8%
Mason Hill Asset Advisors LLC and affiliates	7,354,873	(2)	10.6%
Notes:
(1)	The information above has been obtained by the Company from filings on the System for Electronic Disclosure by Insiders (SEDI) as of the date of this Information Circular.
(2)	The information above has been obtained by the Company from filings on the Securities and Exchange Commission on EDGAR as of the date of this Information Circular.
(3)	The percentage shown has been calculated based on the number of issued and outstanding common shares of the Company as at May 15, 2015.

RECEIPT OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS

The Directors’ Report and the consolidated financial statements of the Company for the financial year ended December 31, 2014 and accompanying auditor’s report will be presented at the Meeting and have been previously filed under the Company’s profile on SEDAR at www.sedar.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

Size of the Board

At the Company’s Annual General and Special Meeting in June 2014, seven directors were elected. Two of these were not independent, so the board was less than 75% independent. The Governance and Nomination Committee determined to search for an additional director, with a view to increasing the number of independent directors to six so that the board would be 75% independent. A diverse pool of candidates was identified over the ensuing months. In December 2014, the Governance and Nomination Committee completed its annual director interview and assessment process and analyzed the resulting skills matrix for the purpose of aiding in the selection process. Ms. Jill Leversage was identified as the candidate whose skills and experience best met the needs of the board and she was duly appointed to the board. The board of directors of the Company presently consists of eight (8) members and it will be proposed by the Company at the meeting to elect them all for the ensuing year. Accordingly, shareholders will be asked at the Meeting to approve an ordinary resolution that the number of directors elected be set at eight (8) for the ensuing year, subject to the articles of the Company and the provisions of the Business Corporations Act (British Columbia). The Company’s board of directors recommends a vote “FOR” the approval of the resolution setting the number of directors at eight (8). In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the resolution setting the number of directors at eight (8).

Election of Directors

The term of office of each of the present directors expires at the Meeting. The Board proposes to nominate the persons named in the table below for election as directors of the Company. The nominees include each of the existing directors of the Company. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) or he or she becomes disqualified to act as a director.

Pursuant to the advance notice policy of the Company adopted by the Board on August 13, 2012, any additional director nominations for the Meeting must have been received by the Company in compliance with the advance notice policy no later than the close of business on May 14, 2015. As no such nominations were received by the Company prior to such date, management’s nominees for election as directors set forth below shall be the only nominees eligible to stand for election at the Meeting. A copy of the Company’s advance notice policy may be obtained under the Company’s profile on SEDAR at www.sedar.com.

The Board adopted a majority voting policy in 2013 as amended in May of 2015. This policy provides that any nominee for election as a director who has more votes withheld than votes for his or her election at the Meeting must immediately tender his or her resignation to the Board following the meeting. This policy applies only to uncontested elections. The Governance and Nomination Committee shall consider any resignation tendered pursuant to the policy and within 90 days after the shareholder’s meeting, determine whether or not it should be accepted. The Board shall accept the resignation absent exceptional circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or the Governance and Nomination Committee at which the resignation is considered. The Board will disclose its decision via press release as soon as practicable following receipt of the resignation. If the Board determines not to accept a resignation, the news release must fully state the reasons for that decision. If a resignation is accepted, the Board may leave the resultant vacancy unfilled until the next annual meeting of the shareholders of the Company, appoint a new director to fill any vacancy created by the resignation or call a special meeting of the shareholders to consider the election of a nominee. A copy of the Company’s majority voting policy will be provided to any shareholder of the Company without charge by request to the Corporate Secretary of the Company at Suite 770, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

The table below sets forth for each management nominee for election as director, (i) their name, (ii) the province or state and country where they reside, (iii) all offices of the Company now held by each of them, including committees on which they serve, (iv) their principal occupations, businesses or employment, (v) the period of time during which each has been a director of the Company, and (vi) the number of common shares of the Company beneficially owned, directly or indirectly, or controlled or directed by them, as of the date of this Information Circular. Management of the Company does not contemplate that any of the proposed nominees will be unable to serve as a director. The Board recommends a vote “FOR” the appointment of each of the following nominees as directors.

Name, Province/State/Country of Residence, Role and Number of Securities Beneficially Owned, Controlled or Directed” (1)			Principal Occupation and Occupations during the past 5 years (1)	Date Joined
Peter D. Barnes, Acc.Dir. (2)(4)(6) British Columbia, Canada Director
Professional Director and a private investor. A member of the Institute of Corporate Directors, a Fellow of the Institute of Chartered Accountants of BC, and formerly a member of the Silver Institute’s Board of Directors from 2009 to 2011.Former CEO and director of Silver Wheaton Corp., a silver streaming company, from 2006 to 2011, and one of Silver Wheaton’s founders in 2004. Formerly a director of Avanti Mining Inc. from 2007 to 2012 and of CB Gold Inc. from 2010 to 2014.
Oct. 5, 2012
Shares 25,000	DSUs 14,940	Options 210,000
Richard P. Clark, Acc.Dir.(3)(4)(5) British Columbia, Canada Director
Mr. Clark is a lawyer with a geological background. Mr. Clark has been a senior executive with the Lundin Group of companies for past 15 years. He served as President and CEO of RB Energy Inc. from April 4, 2013 to May 8, 2015, as President and CEO of Sirocco Mining Inc. (BC) from October 2011 to January 2014, and as President, CEO and as a director of Red Back Mining Inc. from 2004 until the company’s takeover by Kinross Gold Corporation in 2010. Mr. Clark served as a director of Kinross Gold Corporation from November 2010 until July 2011. He currently serves as director of Lucara Diamond Corp. and Orca Gold Inc.
Oct. 5, 2012
Shares Nil	DSUs 16,911	Options 210,000
Richard M. Colterjohn, Acc.Dir. (2)(3)(6) Ontario, Canada Director
Managing Partner at Glencoban Capital Management Inc., a merchant banking firm, since 2002. Mr. Colterjohn currently serves as a director of AuRico Gold Inc. (since 2010) and Roxgold Inc. (since 2012) and was also a director of Explorator Resources Ltd. (from 2009 to 2011).  Mr. Colterjohn was the founder, President and CEO of Centenario Copper Corporation (from 2004 to 2009).  Former Investment Banker with a focus on the mining sector.
Oct. 16, 2007
Shares 34,180	DSUs 14,940	Options 180,000
Jill D. Leversage, Acc.Dir.(2)(7) British Columbia, Canada Director
Ms. Leversage is a Chartered Business Valuator and a Fellow of the Institute of Chartered Accountants of BC. Ms. Leversage has been a Managing Director at Highland West Capital Ltd., a private merchant bank since 2013. From 2012 -2013 she acted as a financial consultant and from 2002 to 2011 was the Managing Director, Corporate & Investment Banking for the investment banking arm of TD Securities, a Canadian chartered bank. She was a former director of Eagle Star Minerals Corp. from July 2011 to December 2013. Ms. Leversage also currently serves as a director of Catalyst Paper Corporation and Delta Gold Corporation.
Dec. 22, 2014
Shares Nil	DSUs 30,960	Options Nil

Name, Province/State/Country of Residence, Role and Number of Securities Beneficially Owned, Controlled or Directed” (1)			Principal Occupation and Occupations during the past 5 years (1)	Date Joined
Daniel T. MacInnis, Acc.Dir.(7) British Columbia, Canada Director
Founder and President of MacXplore Consulting Services Ltd., a consultant to the Company from October 15, 2013 to December 31, 2014. Former President and CEO of the Company from February 1, 2005 to October 15, 2013. Mr. MacInnis is also a director of MAX Resources Corp. (since 2005) and Balmoral Resources Ltd. (since 2014).
Feb. 1, 2005
Shares 301,300	DSUs 14,940	Options 525,000
George N. Paspalas, Acc.Dir.(5) British Columbia, Canada President, CEO and Director
President and CEO of the Company since October 15, 2013.  August 2011 to June 2013 President and Chief Executive Officer of Aurizon Mines; June 2007 to January 2011 Chief Operating Officer, Silver Standard Resources Inc. Mr. Paspalas is also a director of Pretivm Resources Inc. (since 2013).
Oct. 15, 2013
Shares 25,000	DSUs 24,900	Options 625,000
Jonathan A. Rubenstein LL.B, Acc.Dir.(4) British Columbia, Canada Chairman and Director
Professional Director. A member of the Institute of Corporate Directors, Currently also a director of: Detour Gold (since 2009); Eldorado Gold (since 2009); Roxgold (since 2012); and Dalradian Resources Inc. (since 2013). Formerly a director of: Troon Ventures (2009 to 2014); Aurelian Gold (2006 to 2008); and Rio Novo Gold (2010 to 2012). Former lawyer in private practice, with focus on corporate and securities law.
Feb. 26, 2007
Shares 25,268	DSUs 21,786	Options 315,000
Derek C. White, Acc.Dir. (2)(3)(7) British Columbia, Canada Director
CEO and President since September 2012, and Executive Vice President – Corporate Development since September 2007, of KGHM International Limited, a company constructing and operating mines in Canada, the USA and Chile. Mr. White holds an undergraduate degree in Geological Engineering and is a Chartered Accountant. Mr. White was also a director of Laurentian Goldfields Ltd. from 2008 to 2013 and currently serves as a director of Magellan Mineral Limited (since 2006).
Oct. 16, 2007
Shares Nil	DSUs 16,943	Options 210,000
Notes:
(1)
Information as to the place of residence, principal occupation and the number of shares beneficially owned, directly or indirectly, or controlled or directed and the number of Deferred Share Units (“DSUs”) has been furnished by the respective nominees individually.

(2)	Member of the Company’s Audit Committee.
(3)	Member of the Company’s Compensation Committee.
(4)	Member of the Company’s Governance and Nomination Committee.
(5)	Member of the Company’s Disclosure Committee.
(6)	Member of the Company’s Finance Committee.
(7)	Member of the Company’s Sustainability Committee.

Other than as described below, none of the other management nominees is currently, or has been within the past ten years, (A) a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such person was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting as a director, chief executive officer or chief financial officer, or (B) a director or executive officer of any company that, while such person was acting in such capacity, or within a year of such person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. None of the management nominees has within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person. None of the management nominees has been subject to (1) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (2) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for such person.

Richard Clark was the President, Chief Executive Officer and Director of RB Energy Inc. from January 2014 to May 2015. On October 14, 2014, RB Energy Inc. applied for and obtained an Initial Order (the "Order") to commence proceedings under the Companies' Creditors Arrangement Act (the "CCAA") in the Québec Superior Court (the "Court"). The Court issued the Order in respect of RB Energy Inc. and its Canadian subsidiaries. The Order granted an initial stay to November 13, 2014 and has since been extended to May 29, 2015. Pursuant to the Order, all proceedings on the part of creditors were stayed, effectively forestalling any demand for payments or subsequent legal action from them.

Approval of Certain Amendments to the Company’s Deferred Share Unit Plan

Background

The Board initially adopted the Directors’ Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors, including any non-executive Chair of the Board and any individual providing services to the Company as a consultant or independent contractor (the “Participants”). The DSU Plan was established to promote a greater alignment of long-term interests between Participants and the shareholders of the Company and to provide a compensation system for Participants that, together with the other compensation mechanisms of the Company, is reflective of the responsibility, commitment and risk accompanying board membership and the performance of the duties required of the various committees of the Board.

The Board intends to use the Deferred Share Units (“DSUs”) issued under the DSU Plan as part of the Company’s overall equity compensation plan.  DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board. Since the value of DSUs increase or decrease with the price of the common shares, DSUs reflect a philosophy of aligning the interests of Participants with those of the Shareholders by tying compensation to share price performance. For a summary of the terms of the DSU Plan, see Securities Authorized for Issuance under Equity Incentive Plans – Summary of the DSU Plan.

There currently are 131,420 DSUs issued and outstanding, which represent approximately 0.19% of the issued and outstanding common shares of the Company.

At the Meeting, Shareholders will be asked to approve an amendment and restatement of the DSU Plan (the “Amended and Restated DSU Plan”).  While based on the DSU Plan, the Amended and Restated DSU Plan will contain certain amendments as set out below. In order for the resolutions regarding the Amended and Restated DSU Plan (the “Amended and Restated DSU Plan Resolution”) to be approved, the Amended and Restated DSU Plan Resolution must be passed by a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting. Unless such authority is withheld, the management representatives designated in the enclosed form of proxy intend to vote FOR the approval of the Amended and Restated DSU Plan Resolution.

Summary of the Amendments

The principal changes between the DSU Plan and the Amended and Restated DSU Plan are as follows:

(a)
Expanding the definition of an eligible Participant of the DSU Plan to include an employee of the Company who has been designated by the Board as eligible to receive DSUs under the DSU Plan (an “Eligible Employee”);

(b)	updating certain defined terms such that they are applicable to Eligible Employees;

(c)	notwithstanding an election by a Participant who is an Eligible Employee to receive DSUs, conferring sole and absolute discretion to the Board to decline to grant DSUs to such Participant;

(d)	excluding Eligible Employees from being subject to the $150,000 limitation on equity award value of any grants of DSUs; and

(e)
providing for a restriction on the grant and settlement of DSUs during a blackout period, during which a Participant is to refrain from trading in the Company’s securities pursuant to a restriction imposed by the Company on all or any of its executives, employees, insiders or persons in a “special relationship” as defined in the Securities Act.

Amended and Restated DSU Plan Resolution

The text of the Amended and Restated DSU Plan Resolution which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows:

“BE IT RESOLVED, as an ordinary resolution, that:

1.
The Directors’ Deferred Share Unit Plan (the “DSU Plan”), be amended to reflect the changes, requiring Shareholder approval, as set out in the blackline copy attached as Appendix A, including changes to include as eligible participants of the DSU Plan an employee of MAG Silver Corp. (the “Company”) who has been designated by the Company’s board of directors as eligible to receive deferred share units under the DSU Plan (an “Eligible Employee”), and the DSU Plan, as amended, shall continue to remain in effect until further ratification is required pursuant to the rules of the TSX or other applicable regulatory requirements;

2.
any one officer or director of the Company be and is hereby authorized, for and in the name of and on behalf of the Company, to execute and deliver, or cause to be executed and delivered, all such further agreements, instruments, amendments, certificates and other documents and to do or cause to be done all such other acts and things as such officer or director may determine to be necessary or advisable for the purpose of giving full force and effect to the provisions of this resolution, the execution by such officer or director and delivery of any such agreement, instrument, amendment, certificate or other document or the doing of any such other act or thing being conclusive evidence of such determination.”

Recommendation

The Board recommends that Shareholders vote FOR the Amended and Restated DSU Plan Resolution, and the Company has been advised that the directors and senior officers of the Company intend to vote all Common Shares held by them in favour of the Amended and Restated DSU Plan Resolution.  In the absence of contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the Amended and Restated DSU Plan Resolution.

A copy of the Company’s Amended and Restated DSU Plan will be provided to any shareholder of the Company without charge by request to the Corporate Secretary of the Company at Suite 770, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

Appointment and Remuneration of Auditor

The Shareholders will be asked to vote for the appointment of Deloitte LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of Shareholders and to authorize the directors to fix their remuneration. The Board recommends a vote “FOR” the appointment of Deloitte LLP, Chartered Accountants, as the auditor of the Company to hold office until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the appointment of Deloitte LLP, Chartered Accountants, as the auditor of the Company to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration.

Other Business

Management knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting and this Information Circular.

STATEMENT OF EXECUTIVE COMPENSATION

A.           Named Executive Officers

For the purposes of this Information Circular, a Named Executive Officer (“NEO”) of the Company means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Company;

(b)	a chief financial officer (“CFO”) of the Company;

(c)
each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The Company’s NEOs for the fiscal year ending December 31, 2014 were:

•	George Paspalas, President and CEO;

•	Larry Taddei, CFO;

•
Dr. Peter Megaw, Chief Exploration Officer (“CXO”), who was previously a director of the Company until June 24, 2014, at which time he did not stand for re-election at the 2014 Annual General and Special Meeting of Shareholders. Effective June 24, 2014, Dr. Megaw was then appointed CXO.

•	Michael Curlook, Vice President Investor Relations and Communications (“VP Investor Relations”); and

•	Jody Harris, Corporate Secretary.

B.           Compensation Discussion and Analysis

The Compensation Committee of the Board, which is comprised exclusively of independent directors, is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s executive officers. The Compensation Committee designs its compensation programs to attract and retain executive officers with the talent and experience necessary for the success of the Company. The Compensation Committee ensures that the total compensation paid to all NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy.

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. The Company’s compensation philosophy includes fostering entrepreneurship at all levels of the organization by making long term equity-based incentives a significant component of executive compensation. This has been accomplished through the granting of stock options, and common shares pursuant to the Company’s Share Unit Plan and effective 2015 as proposed herein, pursuant to the Company’s Deferred Share Unit Plan. This approach is based on the assumption that the performance of the Company’s common share price over the long term is an important indicator of long term performance.

The Company’s principal goal is to create value for its Shareholders. The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.	Compensation programs align with shareholder interests – the Company aligns the goals of executives with maximizing long term shareholder value;

2.	Performance sensitive – compensation for executive officers should fluctuate and be linked not only to individual performance, but also to:

(a)	operating performance of the Company, considering ongoing exploration and development, and corporate successes; and

(b)	market performance of the Company, considering current market conditions and market performance against peers; and

3.
Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest caliber.

The objectives of the compensation program in compensating all NEOs were developed based on the above-mentioned compensation philosophy and are as follows:

•	to attract and retain highly qualified executive officers;

•	to align the interests of executive officers with Shareholders’ interests and with the execution of the Company’s business strategy;

•	to evaluate executive performance on the basis of key measurements that correlate to long-term Shareholder value; and

•	to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Competitive Compensation

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, corporate finance and management. Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced executive officers by providing competitive aggregate compensation. As discussed more fully below, the Compensation Committee reviews compensation practices of similarly situated companies in determining the Company’s compensation policy. Although the Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on a particular NEO’s role within the Company, it is primarily focused on remaining competitive in the market with respect to overall compensation.

The Compensation Committee reviews data related to compensation levels and programs of various companies that are both similar in size to the Company and operate within the mining exploration and development industry, prior to making its decisions. These companies are used as the Company’s primary peer group because they have similar business characteristics or because they compete with the Company for employees and investors. The Compensation Committee also periodically engages independent executive compensation consulting firms to conduct peer group compensation analysis, and provide comparative analysis of relevant industry compensation levels. Lastly, the Compensation Committee relies on the experience of its members as officers and/or directors at other companies in similar lines of business as the Company in assessing compensation levels. These other companies are identified below under the heading “Disclosure of Corporate Governance Practices – Directorships”. The purpose of this process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar operations and business characteristics;

•	identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

•	establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

Comparator Group

Comparative data for the Company’s peer group is accumulated by the Compensation Committee from a number of external sources including the use of independent compensation consultants.

The Compensation Committee has engaged Lane Caputo Compensation Inc. (“Lane Caputo”) on multiple occasions over the past several years. In February 2014, the Compensation Committee last engaged Lane Caputo to provide a 2014 ‘Executive & Director Compensation Report’ (“2014 Compensation Report”). The 2014 Compensation Report established a peer group of comparator companies (the “Peer Group”) reflecting the evolving business of the Company. Lane Caputo used various considerations in establishing the Peer Group, including similar stage of development, industry focus and range of market capitalization. Based on these considerations, Lane Caputo determined the Company’s Peer Group to be comprised of the following 18 companies:

Asanko Gold Inc. Banro Corp. Bear Creek Mining Corp. Chesapeake Gold Corp. Continental Gold Ltd. Gabriel Resources Ltd.	Guyana Goldfields Inc. NovaGold Resources Inc. Platinum Group Metals Ltd. Premier Gold Mines Ltd. Pretivm Resources Inc. Rio Alto Mining Ltd.	Romarco Minerals Inc. Rubicon Minerals Corp. Sabina Gold & Silver Corp. Seabridge Gold Inc. Sulliden Gold Corp. Torex Gold Resources Inc.

The content of the 2014 Compensation Report was used by the Compensation Committee to assist in establishing 2014 equity incentive grant levels, 2014 annual incentives and 2015 compensation levels.

Aligning the Interests of the NEOs with the Interests of the Company’s Shareholders

The Company believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs. The Company’s objective is to establish benchmarks and targets for its NEOs which, if achieved, will enhance shareholder value.

A combination of fixed and variable compensation is used to motivate executives to achieve overall individual and corporate goals. For the 2014 financial year, the four basic components of the executive officer compensation program were:

•	Base (fixed) salary in the case of NEOs other than the CXO;

•	Daily (fixed) rate in the case of the CXO;

•	Annual incentives (cash bonus); and

•	Long term (equity-based) compensation.

Base salary (and daily rates for the CXO) comprise a portion of the total annual cash-based compensation that an NEO is paid; however, annual incentives and equity based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable individual performance objectives; (ii) whether the Company has met its operational and corporate performance objectives; and (iii) market performance of the Company’s common shares relative to the market and peer common share performance.

The Compensation Committee meets at least twice annually to consider performance objectives and actual performance relative to such objectives, and then makes compensation recommendations to the Board for consideration.

Base Salary

The base salary for each NEO is reviewed annually by the Compensation Committee, with recommendations made to the Board for final approval. The base salary review for each NEO is based on an assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

The Compensation Committee, using the 2014 Compensation Report and other available Peer Group information, together with budgetary guidelines and other internally generated planning and forecasting tools, performed annual assessments of the compensation of all executive and employee compensation levels.

2014 Base Salary

Messrs. Paspalas, Taddei and Ms. Harris were not awarded any base salary increases for the 2014 fiscal year, and base salaries for these NEOs remained at 2013 levels.

In 2013, there was significant volatility and a negative trend in the market prices for silver, gold and various base metals, and the poor market conditions that prevailed in much of 2013 looked to continue into 2014. As a result, in December 2013, at the time of setting compensation, the Compensation Committee did not feel the market environment warranted any salary increases for 2014. As a result no increases were provided to the NEOs on January 1, 2014, with the exception of Michael Curlook, VP Investor Relations. In the case of Mr. Curlook, the Compensation Committee recommended to the Board that he be awarded a 19% increase in base salary effective January 1, 2014 in order to reflect the more senior role and increased responsibilities taken on by Mr. Curlook than had originally been envisioned when he was hired in 2013.

2015 Base Salary

Effective January 1, 2015, Messrs. Taddei and Curlook and Ms. Harris were to be awarded base salary increases of 8.7%, 6.5%, and 4.8% respectively, in order to better align their respective salary levels with those of peers with similar roles and responsibilities. In the case of Mr. Paspalas, he was not awarded any base salary increases for the 2015 fiscal year, and his base salary remains the same as when he was hired as CEO on October 15, 2013. With the Company transitioning from exploration into preproduction and ultimately production, the Board recognizes the need to competitively compensate the CEO in order to retain such a qualified and experienced individual. Mr. Paspalas has an extensive production-focused skill set, and the ability to grow the Company into a significant silver producing company. At his current base salary of $500,000 per annum, the Compensation Committee determined that the CEO’s base salary was already well aligned with those of peers in similar roles and responsibilities.

CXO Daily Rate (CXO)

Dr. Peter Megaw, had previously been a director of the Company up until June 24, 2014, at which time he did not stand for re-election. Effective June 24, 2014, Dr. Megaw was appointed CXO, and continues to provide the Company with the overall management of the Company’s exploration programs the Company’s operations in Mexico. Dr. Megaw and his team developed the geologic concepts and directed the acquisition of all the Company’s projects, including the Juanicipio Project and the Cinco de Mayo Property.

Dr. Megaw’s exploration services continue to be remunerated under the terms of a Field Services Agreement (“FSA”) between the Company , IMDEX Inc., (“IMDEX”) and Minera Cascabel S.A. de C.V. (“Cascabel”) - (see “Interest of Informed Persons in Material Transactions” below). The annual cash-based compensation paid to the Dr. Megaw as CXO, is paid to IMDEX, a company in which he is a principal, based on fair market rates and Dr. Megaw’s submission of invoices for services rendered. The daily services rate of Dr. Megaw increased from US$1,000/day (which it had been since April 1, 2012) to US$1,200/day on July 1, 2014. The Company has reviewed comparable exploration consulting rates and has determined that the daily rate is consistent with industry standard rates.

As the fees to IMDEX are also considered ‘related party transactions’ for financial reporting purposes, the Audit Committee also reviewed the FSA in 2014 and related party transactions (which cover fees paid to Dr. Megaw through IMDEX) as part of their mandate to “review and oversee all related party transactions.”

Annual Incentives

To motivate executives to achieve short-term corporate goals, the NEOs participate in an annual incentive plan. Awards under the annual incentive plan are made by way of annual cash bonuses which are based in part on the Company’s success in reaching its objectives and in part on individual performance. The specific framework for the 2014 bonus determinations included the following key elements:

•	A target bonus (as a percentage of salary) was set for each NEO with the exception of the CXO;

•
Each target bonus would be evaluated based upon a combination of performance by each individual against previously agreed to Individual Performance Objectives (“IPO”) and performance of the overall Company against previously agreed to Corporate Performance Objectives (“CPO”); and

•	The weighting relevance of IPOs and CPOs was set at 25% and 75% respectively for the CEO, and at 50% and 50% respectively for the other Officers.

Although Dr. Megaw was appointed CXO on June 24, 2014, he continued to be remunerated under the FSA as described above, and a specific target bonus and IPOs were not set in respect of the CXO.

The IPOs and CPOs are generally qualitative in nature given the exploration and preproduction stage of the Company, but also include quantitative analysis with respect to the Company’s relative and absolute share price performance. The NEO’s had the opportunity to provide input into establishing their respective IPOs before they were finalized.

The key 2014 IPOs for the NEO’s included:

CEO

1.	Work with the Company’s Joint Venture partner, Fresnillo plc, in order to ensure timely and efficient advancement and development of the Company’s 44% owned Juanicipio Project;
2.	Oversee and direct negotiations with the local Ejido on the Company’s 100% owned Cinco de Mayo project, with the objective of renewing surface access on the property;
3.	Ensure the Company maintains a strong working capital position within a plan to finance its share of the Juanicipio development costs while minimizing ownership dilution; and,
4.	Enhance the Company’s shareholder base through extensive investor communications.

CFO

1.	Evaluate and monitor and identify the financial needs of the Company;
2.	Review the financing structures available to the Company and ensure financing strategies are in place for both the short (current year) and intermediate terms (2 - 4 years); and
3.	Increase investor interest and financial confidence in the Company through expanded role in corporate marketing.

VP Investor Relations

1.	Increasing investor interest in, and analyst coverage with respect to, the Company.
2.	Develop investor relations marketing strategy, plan and budget; and,
3.	Manage the day to day institutional investor communications program.

Corporate Secretary

1.	Support the Board and Board Committees; and
2.	Oversee the Company’s corporate governance efforts and achievement of good governance.

The CEO reviews the performance of the Chief Financial Officer, Chief Exploration Officer, VP Investor Relations and the Corporate Secretary and provides feedback and bonus recommendations to the Compensation Committee based on his assessment of these NEO’s performance and achievement of key performance indicators. The Compensation Committee can then choose to accept, reject or modify the bonus recommended by the CEO.

The performance evaluation of the CEO, including performance against corporate objectives is part of the Governance and Nomination Committee mandate, which will then report to the Compensation Committee to assist them in its recommendation to the Board respecting the CEO’s incentive payout.

2014 CPOs and Weighting Relevance

The 2014 CPOs and their relative weightings with respect to an overall CPO performance evaluation were: absolute and relative share price change (30%); performance against predefined Key Corporate Objectives (“KCOs”) (50%); and subjective performance factors (20%).

•	Absolute and Relative Share price change (CPO weighting of 30%)

A CPO score is to be assigned based on a blended evaluation of the Company’s 2014 absolute MAG Silver share price change, and the relative Mag Silver share price performance against the GDXJ index (see “Performance Graph” below). The relative share price performance evaluation is important because of the numerous uncontrollable factors within mining industry that can affect the Company’s share price.

•	Performance against predefined Key Corporate Objectives (“KCOs”) (CPO weighting of 50%)

A CPO score is to be assigned based on a blended evaluation of the Company’s 2014 progress on KCOs related primarily to the continued advancement of the Company’s two principal projects (the 44% owned Juanicipio project and the 100% owned Cinco de Mayo project), and maintaining an adequate plan and treasury for the Company to fund such advancement.

•	Subjective performance factors (CPO weighting of 20%)

A CPO score is to be assigned at discretion of Compensation Committee and Board, to allow for consideration of factors not taken into consideration in other CPO evaluation criteria.

The above IPO and CPO framework allows the Compensation Committee to quantify its assessments and make recommendations to the Board with respect to the determination of annual bonuses for the NEOs. The ultimate bonus recommendation and payment to each NEO may be above or below the initial targeted amount, dependent on the overall assessment of each NEO under the above framework.

Where the Compensation Committee cannot unanimously agree, the matter is referred to the full Board for decision. The Board relies heavily on the recommendations of the Compensation Committee in granting annual incentives.

Incentive Compensation and Measurements of Performance

The targeted bonus amounts for each year are pre-determined by the Compensation Committee based on market research and an assessment of compensation levels within the Company’s peer group (using the 2014 Executive Compensation Report and other data available to the Compensation Committee). The targeted cash bonus that an executive officer can earn is expressed as a percentage of base salary. The percentage increases with the level of responsibility and ability of the individual to affect the Corporation’s performance.

Based on the recommendations from the Compensation Committee, the Board approves targeted annual incentives for all NEO’s for each financial year. The following were the bonus targets established in 2014 for each NEO.

NEO	2014 Bonus Target (% of Base Salary)	2014 Target Bonus ($)
George Paspalas – CEO	100%	$500,000
Larry Taddei – CFO	40%	$92,000
Peter Megaw – CXO (1)	n/a (1)	n/a	(1)
Michael Curlook – VP Investor Relations	30%	$46,500
Jody Harris – Corporate Secretary	27.5%	$28,875
(1)	Although Dr. Megaw was appointed CXO on June 24, 2014, he continued to be remunerated under the FSA as described above, and a specific target bonus was not set in respect of the CXO.

Each target bonus is evaluated based upon a combination of performance by each individual against the previously agreed upon IPOs, and performance of the overall Company against previously agreed upon CPOs. The actual bonus payout is then based on the multiplication of individual Target Bonus by IPO and CPO weightings and achievement scores. The Board and Compensation Committee retain the discretion to increase or decrease bonus payments, regardless of attainment of objectives. This is primarily due to their recognition that the achievement of milestones and objectives relating to the Juanicipio Project are heavily co-dependent on the actions of Fresnillo (its joint venture partner and operator of the project), and those relating to the Cinco de Mayo Project are dependent on resolution of permitting and access difficulties with the local Ejido.

2014 Bonuses – Individual Performance Objectives (“IPOs”)

With respect to 2014 IPOs, the Compensation Committee and the Board concluded that each NEO broadly met or (in the case of the CFO) exceeded their target IPOs in 2014, including the achievement of the following key 2014 milestones:

•	Closed a bought deal public financing that along with the fully subscribed overallotment option, resulted in combined gross proceeds of $86.3 million in a difficult capital market environment;

•
Increased investor awareness and analyst interest in the Company, with analyst coverage increasing from four (BMO Capital Markets, Macquarie Capital Markets, Raymond James, PI Financial) to ten analysts (the addition of TD Securities, Cormark Securities, Scotia Capital, National Bank, Desjardins Capital Markets, and H.C. Wainwright);

•
Created and/or maintained investor interest, resulting in 2014 share price performance exceeding both the S&P/TSX Composite Index and for the Market Vector Junior Gold Miners (ETF) (“GDXJ”) – see Performance Graphs below;

•	At the Juanicipio Project, worked with the project operator, Fresnillo plc, to improve upon the access decline advance rate, a significant driver in the project timeline; and,

•
Undertaking of strategic efforts towards the permitting and access difficulties with the local Ejido in connection with the Cinco de Mayo property. Although surface access resolution was not achieved in the year, the Compensation Committee and Board determined that this was due to factors that were ultimately beyond management’s control.

Based upon the recommendations of the Compensation Committee, the Board approved the following NEO IPO achievement scores, to be used in the 2014 bonus determination:

NEO	IPO Performance Achieved	Weighting of IPOs for Bonus Determination
George Paspalas – CEO	100%	25%
Larry Taddei – CFO	125%	50%
Peter Megaw – CXO (1)	n/a (1)	n/a (1)
Michael Curlook – VP Investor Relations	100%	50%
Jody Harris – Corporate Secretary	100%	50%
(1)	Although Dr. Megaw was appointed CXO on June 24, 2014, he continued to be remunerated under the FSA as described above, and a specific target bonus was not set in respect of the CXO.

2014 Bonuses – Corporate Performance Objectives (“CPOs”)

With respect to 2014 CPOs, the Compensation Committee recommended, and the Board approved, an overall CPO bonus achievement mark of 120%. This CPO achievement mark was determined through an evaluation of performance against the CPOs outlined above, with their relative weightings applied respectively. A positive evaluation of absolute and relative share price performance of the Company during 2014 (30% weighting) generated an initial score of 297%, which was capped off at 200% (predetermined limit) to avoid excessive skewing of the result. The relative Mag Silver share price performance was measured against the GDXJ index (see “Performance Graph” below). Performance against predefined KCOs (50% weighting) was assessed a score of 80% and negatively impacted by the inability to resolve the Cinco de Mayo surface access issue during the year. Lastly, the Compensation Committee determined not to exercise any discretion regarding ‘subject performance factors’ (20% weighting), as the KCOs and share price analysis were deemed to have captured the key performance drivers in 2014.

The CPO achievement score and relative weighting, to be used in the 2014 bonus determination, can hence be summarized as follows:

NEO	CPO Performance Achieved	Weighting of IPOs for Bonus Determination
George Paspalas – CEO	120%	75%
Larry Taddei – CFO	120%	50%
Peter Megaw – CXO (1)	n/a (1)	n/a (1)
Michael Curlook – VP Investor Relations	120%	50%
Jody Harris – Corporate Secretary	120%	50%
(1)	Although Dr. Megaw was appointed CXO on June 24, 2014, he continued to be remunerated under the FSA as described above, and a specific target bonus was not set in respect of the CXO.

Combining the overall IPO and CPO assessments, the resulting 2014 bonus incentives paid were as follows for each of the NEOs:

NEO	Combined (IPO & CPO) Target Bonus ($)		Combined (IPO & CPO) Performance (%)	Actual Bonus Paid ($)
George Paspalas – CEO	$500,000		115%	$575,000
Larry Taddei – CFO	$92,000		123%	$113,000
Peter Megaw – CXO (1)(2)	n/a	(1)	n/a (1)	$52,204	(2)
Michael Curlook – VP Investor Relations	$46,500		110%	$52,000
Jody Harris – Corporate Secretary	$28,875		110%	$32,000
(1)	Although Dr. Megaw was appointed CXO on June 24, 2014, he continued to be remunerated under the FSA as described above, and a specific target bonus was not set in respect of the CXO.
(2)
 CXO was paid a bonus (through IMDEX) of US$45,000, as determined by the Compensation Committee after discussion with the CEO, on a fixed dollar amount rather than a formula as the CXO had only assumed his role as of June 24, 2014.

Long Term Compensation

On June 24, 2014, the Shareholders approved three equity based compensation plans: i) Second Amended and Restated Stock Option Plan (2014) (“SOP”); ii) Share Unit Plan (“SUP”); and iii) Directors’ Deferred Share Unit (“DSU”) Plan. These equity based compensation plans (collectively “Equity Incentive Plans”) are summarized commencing on page 39 of this Information Circular, and are designed to encourage share or equity ownership and entrepreneurship on the part of the directors, senior management and other employees. The Compensation Committee believes that the Equity Incentive Plans align the interests of the NEOs with Shareholders by linking a component of executive compensation to the longer term performance of the Company’s common shares. Importantly for an exploration and development stage company, the Equity Incentive Plans also allow the Company to provide long term incentive-based compensation without depleting the Company’s cash resources which are needed for ongoing exploration and development activities.

The Compensation Committee approaches grants under the Equity Incentive Plans by taking into account the level of equity compensation granted by comparable companies for similar levels of responsibility, and considers each executive officer or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value and the objectives set for the executive officers.

The scale of grants under these Equity Incentive Plans are generally commensurate to the appropriate level of base compensation for each level of responsibility, and the Compensation Committee also considers the grant in terms of other factors including:

•
The ‘Fair Value’ of each grant (for stock options using the Black Scholes option/share pricing model, and for SUP and DSU grants, using the fair market value of the common shares on the date of grant);

•	The absolute number of options/share units being granted; and

•	The percentage of total outstanding shares represented by the grant (“burn rate”).

Each of the above attributes was plotted against the Peer Group analysis provided in the 2014 Compensation Report in order to evaluate the percentile range within which each grant falls.

2014 Long Term Equity Based Grants

In prior years, long term equity incentive grants had been 100% stock option based. In 2014 with the shareholder approval of the SUP and DSU plans, the Compensation Committee migrated the long term equity incentive grants to a blend of both stock options under the SOP and Restricted Share Units (“RSUs”) under the SUP. The granting of RSUs as a portion of the long term equity incentive, further promotes an alignment of interests between NEOs and the Shareholders of the Company, as a portion of their compensation is aligned with the returns achieved by Shareholders.

The 2014 NEO stock option and RSU grants were as follows:

	Option Based Awards (65%)		Share-based Awards (35%)		Total (100%)
Name	Stock Options Granted (#)	Value (1) ($)	RSUs Granted (#)	Value (2) ($)	Value ($)
George Paspalas – CEO	125,000	$463,750	24,900	$249,996	$713,746
Larry Taddei – CFO	60,000	$222,600	11,952	$119,998	$342,598
Peter Megaw – CXO (1)	50,000	$185,500	9,960	$99,998	$285,498
Michael Curlook – VP Investor Relations	25,000	$92,750	4,980	$49,999	$142,749
Jody Harris – Corporate Secretary	17,500	64,925	3,486	$34,999	$99,924

(1) All stock options are granted with an exercise price equal to the market price of the Company’s common shares on the date of grant. The grant date ‘fair value’ of stock options determined using the Black-Scholes-Merton pricing model using various assumptions including share price volatility on the grant date based on the expected life of the option of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date. The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.

(2) RSUs granted under the Company’s Share Unit Plan have a grant date ‘fair value’ determined using the fair market value of the common shares on the date of grant.

The absolute number of stock options, RSUs and DSUs granted, and percentage of total outstanding shares represented by the 2014 grants to NEOs and all other Equity Incentive Plan participants in 2014, are summarized as follows:

Stock Options Granted	RSUs Granted under the SUP	DSUs granted under the DSU Plan (1)	Total Grants – all Equity Incentive Plans	Weighted Average Total Shares Issued and Outstanding (2014)	Burn Rate
375,000	55,278	119,089	549,367	64,113,376	0.86%
(1) Excludes 4,383 DSUs granted upon optional Director election to receive a portion of retainer fees in DSUs rather than cash.

Grants under the Equity Incentive Plans are typically granted annually in late June, subject to the imposition of trading black-out periods, in which case options scheduled for grant will be granted subsequent to the end of the applicable black-out period.

2014 NEO Total Compensation Mix

The NEO compensation mix is balanced among fixed components (base salary) and at risk components (non-equity annual incentive payments and long-term equity incentives). Summarizing the NEO total compensation by category indicates that the majority of NEO compensation is at risk, and in the case of the CEO and CFO, 72% and 67% respectively:

	Not at Risk Compensation		At Risk Compensation
NEO	Salary or Salary Equivalent ($)%		Non-Equity Incentive Plan Awards (Bonus) ($)%		Long Term Equity-based awards (1) ($)%		Total at Risk (%)	Total Compensation ($)
	(a)		(b)		(c)		(b)+(c)	(a)+(b)+(c)
George Paspalas CEO	$500,000	28%	$575,000	32%	$713,746	40%	72%	1,788,746
Larry Taddei CFO	$230,000	33%	$113,000	17%	$342,598	50%	67%	685,598
Peter Megaw CXO	$294,873	47%	$52,204	8%	$285,498	45%	53%	632,575
Michael Curlook VP Investor Relations	$155,000	44%	$52,000	15%	$142,749	41%	56%	349,749
Jody Harris Corporate Secretary	$105,000	44%	$32,000	14%	$99,924	42%	56%	236,924
(1) Combined stock options and RSUs granted under the Company’s SOP and SUP

Base salary (and the equivalent daily rate for the CXO) comprise a portion of the total annual cash-based compensation that an NEO is paid; however, non-equity annual incentives and long term equity based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable individual performance objectives; (ii) whether the Company has met its operational and corporate performance objectives; and (iii) market performance of the Company’s common shares relative to the market and peer common share performance.

As indicated above, the majority of NEO compensation is at risk, and therefore aligned with Shareholder interests.

Group Insurance Benefits

A Group Insurance Plan is extended to all officers and all employees of the Company (excluding directors). The plan was adopted to provide security to employees and their dependents pertaining to health and welfare risks. The plan premiums are paid by the Company, and coverage includes extended health and dental benefits, long-term disability insurance, $25,000 of life and critical illness insurance, and an employee assistance plan. Dr. Megaw, as a US resident, does not participate in group insurance benefits.

Risks Related To Compensation Policies & Practices

The Company is an exploration and development stage company and does not yet have any operating assets. Incentive compensation is generally paid in relation to milestones regarding the advancement of projects (drilling success, resource calculations, evaluation activities) which are subject to considerable external review and assessment that is independent of the Company’s NEOs. As such, the Compensation Committee considers that its compensation practices are unlikely to encourage any NEO from taking inappropriate risks.

The Compensation Committee also believes that its policies and practices include the following characteristics that reduce the likelihood of having a material adverse risk on the Company or excessive risk-taking by employees, including NEOs:

•
The compensation mix is balanced among fixed components (base salary and group insurance benefits) and at risk components (annual incentive payments and long-term incentives, including equity incentive grants);

•	The Compensation Committee and Board have ultimate authority to determine, compensation provided to each of the NEOs;

•
The Compensation Committee, under its charter, has the authority to retain any advisor it deems necessary to fulfill its obligations and has in the past engaged independent compensation consultants on an as needed basis, which have assisted the Committee in reviewing executive compensation;

•
The annual incentive program for the executive management team, which includes each of the NEOs, is approved by the Board. Individual payouts are based on a combination of both individual and corporate metrics as well as qualitative and discretionary factors;

•	Equity based awards are all recommended by the Compensation Committee and approved by the Board; and

•	The Board approves the compensation for the all NEOs.

Hedging of Company Securities

Certain types of trades in securities of the Company by NEOs and directors can raise particular concerns about potential breaches of applicable securities law or that the interests of the persons making the trade are not aligned with those of the Company. Therefore, the Company has specific conditions outlined in its Timely Disclosure, Confidentiality and Insider Trading Policy prohibiting NEOs and directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or director. NEOs and directors are prohibited at any time from, directly or indirectly, undertaking any of the following activities:

•
speculating in securities of the Corporation, which may include buying with the intention of quickly reselling such securities, or selling securities of the Corporation with the intention of quickly buying such securities (other than in connection with the acquisition and sale of shares issued under the Corporation’s stock option plan or any other Corporation benefit plan or arrangement);

•	short selling a security of the Corporation or any other arrangement that results in a gain only if the value of the Corporation’s securities declines in the future;

•	selling a “call option” giving the holder an option to purchase securities of the Corporation; and

•	buying a “put option” giving the holder an option to sell securities of the Corporation.

C.           Performance Graph

The following graph compares the cumulative shareholder return on a $100 investment in common shares of the Company to the cumulative shareholder return for the S&P/TSX Composite Index and for the Market Vector Junior Gold Miners (ETF) (“GDXJ”), each for the five-year period ended December 31, 2014.

The S&P/TSX Composite Index provides investors with an indicator of market activity for Canadian equity markets and is the primary gauge for Canadian-based, Toronto Stock Exchange listed companies. The index is designed to offer the representation of a broad benchmark index and includes the securities of companies in a wide variety of industries, and is not specific to the mining or silver industry.

The GDXJ is an Exchange Traded Fund (“ETF”) and is compiled of stocks from small and medium-capitalization companies in the gold and/or silver mining industry, more closely resembling the business of MAG. The Company therefore believes tracking its share price against the GDXJ is a more appropriate measure of the relative market performance of the Company, and has used this comparison in evaluating CPOs above in “Incentive Compensation and Measurements of Performance.”

Note: Sourced from Bloomberg. Cumulative Total Shareholder Return assuming dividend reinvestment

	2009	2010	2011	2012	2013	2014
MAG Silver Corp.	100.00	196.67	106.35	161.43	87.30	151.11
S&P/TSX Composite Index	100.00	117.58	107.32	115.03	129.96	143.67
Market Vectors Junior Gold Miners ETF	100.00	157.09	105.94	86.30	36.16	30.70
Note: Assuming an investment of $100 on December 31, 2009, with a MAG share price of $6.30/share, the TSX S&P index at 11,746.1 and the GDXJ index at 102.96, with all dividends reinvested.

Comparison of Cumulative Total Return

From December 31, 2009 to December 31, 2014, the share price of the Company increased by 51.1%, compared to an increase in the S&P/TSX Composite Index of 43.7% and compared to a decrease in the GDXJ Index of 69.3% during the corresponding five year period. During the same period, the aggregate compensation of all individuals acting as NEOs increased by 386%. The increase in aggregate compensation for all NEOs over the five-year period can be attributed to several factors, including:

(i)	the increase in the effective number of NEOs to coincide with the expanding needs of a developing business:

a.	the Company went from a part-time to a full-time CFO in 2010;

b.	the Company went from a part-time to full time VP Investor Relations in 2013; and,

c.	the Company appointed a CXO in 2014; and,

(ii)
the ongoing growth and development of the Company as it transitions from exploration to preproduction and development, and the recruitment of a CEO with an extensive production-focused skill set with the ability to grow the Company into a significant silver producing company.

Although overall NEO compensation is partially correlated with market performance, the Compensation Committee also considers in determining compensation, numerous factors outside the control of the Company that can affect the Company’s share price (commodity prices, threats to global economic stability and growth, etc.). In addition, Fresnillo plc, the Company’s joint venture partner, is the operator of the Company’s 44% interest in the Juanicipio Property and the Company is reliant on Fresnillo plc to advance the project in a timely and efficient fashion. The Company’s primary assets, specifically its 44% interest in the Juanicipio Property and its 100% owned Cinco de Mayo property, have both been significantly advanced in the last five years, and significant net asset value has been created which should eventually correlate to increased shareholder returns.

D.           Compensation Governance

Compensation Committee – Members and Skills

The Company’s Compensation Committee consists of three independent directors. The members of the Compensation Committee are Richard Colterjohn (Chairman), Richard Clark and Derek White (Mr. White replacing Eric Carlson, who ceased to be a director effective June 24, 2014). As discussed above under the heading “Compensation Discussion and Analysis”, the Compensation Committee is charged with implementing an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s executive officers. In 2014, the Compensation Committee held two meetings, both of which were attended by Messrs. Colterjohn and Clark. Mr. White attended the one meeting held after his appointment to the Compensation Committee effective June 24, 2014. In connection with its mandate, the Compensation Committee keeps the Board apprised of its work by providing regular updates at the Company’s board meetings.

The members of the Compensation Committee have a range of skills and experience which the Company believes provides the expertise necessary to oversee the Company’s executive compensation structure. In addition, the Compensation Committee obtains input from independent outside compensation consultants when necessary. The relevant experience of the Compensation Committee members is summarized below.

Richard Colterjohn
  Mr. Colterjohn has served as a director of seven other Canadian public mining sector companies: Centenario Copper Corp., Canico Resource Corp., Cumberland Resources Ltd., Viceroy Exploration Ltd., Explorator Resources Inc., AuRico Gold and Roxgold Inc.
  In his capacity as a director, Mr. Colterjohn currently serves as the Chair of the Compensation Committee of Roxgold Inc., and has served as a former Chair of the Compensation Committee of Cumberland Resources Ltd. and as a former member of the Compensation Committee of Viceroy Exploration Ltd.

Richard Clark
  Mr. Clark has been a senior executive with the Lundin Group of Companies for the past 15 years. Mr. Clark is, or has served as, a director of ten other public companies: RB Energy Inc. (formerly Sirocco Mining Inc.), Lucara Diamond Corp., Orca Gold Inc., Red Back Mining Inc., Kinross Gold Corporation, Fortuna Silver Mines Inc., Corriente Resources Inc., Minera Andes Inc., Sanu Resources Ltd., and Sunridge Gold Corp.
  In his capacity as a director, Mr. Clark has served on the Compensation Committees of numerous companies, including, most recently Orca Gold Inc. and Lucara Diamond Corp.

Derek White
  Mr. White is a senior executive and a director of KGHM International Ltd. Mr. White is also a director of Magellan Mineral Limited.
  In his capacity as a senior executive and a director, Mr. White serves on the Compensation Committee of Magellan Minerals Limited and is involved with international compensation matters of the KGHM group of companies. He has also served on the Compensation Committees of Oro Silver Resources Ltd. and Laurentian Goldfields Limited.

Policies and Practices Used to Determine Executive and Board Compensation

The Company’s policies and practices for establishing compensation levels for executive officers have been described in the “Statement of Executive Compensation” section commencing on page 11 of this Information Circular.

The Compensation Committee determines director compensation with reference to board compensation of comparably sized Canadian companies. See “Director Compensation” commencing on page 34 of this Information Circular.

Responsibilities, Powers and Operation of the Compensation Committee

The Board has established a Compensation Committee for the purpose of providing the Board with recommendations relating to compensation of all directors and executive officers, succession plans for executive officers, human resources policies for executive officers, and administration of the Corporation’s compensation and benefits plans.

In fulfilling its responsibilities, the Compensation Committee is required, among other things, to: (a) review and recommend to the Board the general compensation philosophy and guidelines for all directors and executive officers; (b) review and recommend to the Board all grants and awards made under all the Company’s equity related plans including: the Stock Option Plan; Share Unit Plan; and the DSU Plan; (c) review and recommend to the Board all other executive compensation matters; (d) establish compensation and recruitment policies and practices for the Company’s executive officers; (e) administer the Company’s Stock Option Plan and the Share Unit Plan; (f) consider requests for the retention of outside advisors and experts (including compensation consultants and legal counsel); and (g) review compensation disclosure in public documents, including the Compensation Discussion and Analysis included herein, in accordance with applicable rules and regulations.

The CEO may be asked to attend the Compensation Committee’s deliberations regarding NEOs other than himself; however, he does not participate in votes related to NEO compensation.

Executive Compensation Consultant

The Compensation Committee periodically engages an independent executive compensation consulting firm specializing in executive and Board compensation reviews, strategic short and long-term incentive design, executive retention issues and compensation and executive contract issues surrounding mergers and acquisitions. Since 2010, the firm engaged as needed, has been Caputo Compensation Inc. (“Lane Caputo”). When engaged, their mandate has been to assist the Compensation Committee by providing a review of the compensation arrangements for the Company’s executive management team and independent directors and recommending changes (if any) to various pay elements and/or strategies to ensure alignment with current market practices. Lane Caputo has also provided the Compensation Committee with benchmarking analysis of the Company’s compensation practices as compared to a peer group of companies in the same industry, and of similar size and stage of development.

The Compensation Committee considers the information provided by Lane Caputo, among other factors, when making recommendations to the Board for approval.

Fees for Executive Compensation Analysis

The following table summarizes the executive compensation consulting and other fees charged by Lane Caputo for its services during each of the 2014 and 2013 fiscal years (see “Comparator Group” above under “Compensation Discussion & Analysis”):

Service Provided	Fiscal Year 2014	Fiscal Year 2013
Compensation Reports	$36,000	$6,000 (1)
Other services	Nil	Nil
Note:  (1)  Represents an update to a previously prepared 2012 Compensation Report.

In the fiscal years of 2014 and 2013 no additional services were undertaken by Lane Caputo on behalf of the Company.

The Compensation Committee is required to pre-approve any non-compensation related work by Lane Caputo. Although management may liaise with Lane Caputo to provide information on the Company’s compensation specifics, Lane Caputo reports directly to the Compensation Committee in all engagements undertaken.

E.           Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs of the Company during the three most recently completed financial years.

NEO Name and Principal Position	Year	Salary ($)	Share- based awards(1) ($)	Option- based awards(2)(3) ($)	Non-Equity incentive plan compensation Annual incentive plans(4) ($)	All other compensation(6) ($)	Total compensation ($)
(a)	(b)	(c)	(d)	(e)	(f1)	(h)	(i)
George Paspalas CEO (5)	2014	500,000	249,996	463,750	575,000	Nil	1,788,746
	2013	106,096 (4)	n/a	990,000	84,877	Nil	1,180,973
	2012	n/a	n/a	n/a	n/a	n/a	n/a
Larry Taddei CFO	2014	230,000	119,998	222,600	113,000	Nil	685,598
	2013	230,000	n/a	187,200	64,000	Nil	481,200
	2012	210,000	n/a	237,238	75,000	Nil	522,238
Peter Megaw CXO(6)	2014	294,873	99,998	185,500	52,204	Nil	632,575
	2013	248,010	n/a	124,800	n/a	Nil	372,810
	2012	255,513	n/a	158,159	n/a	Nil	413,672
Michael Curlook VP Investor Relations (7)	2014	155,000	49,999	92,750	52,000	Nil	349,749
	2013	107,349 (6)	n/a	321,999	26,000	Nil	455,348
	2012	n/a	n/a	n/a	n/a	n/a	n/a
Jody Harris Corporate Secretary	2014	105,000	34,999	64,925	32,000	Nil	236,924
	2013	100,466	n/a	62,400	22,000	Nil	184,866
	2012	95,582	n/a	79,079	27,500	Nil	202,161

Notes:
(1)
Restricted Share Units (RSUs) granted under the Company’s Share Unit Plan as described above under “Long Term Compensation.”  The grant date ‘fair value’ of the RSUs was determined using the fair market value of the common shares on the date of grant. The Share Unit Plan was approved by shareholders in 2014, and did not exist in 2012 and 2013.

(2)
The grant date ‘fair value’ of stock options has been determined using the Black-Scholes-Merton model. This value is the same as the fair value established in accordance with IFRS and was determined using various assumptions including share price volatility on the grant date taking into account the expected life of the option of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date. The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.

(3)
All stock options are granted with an exercise price equal to the market price of the Company’s common shares on the date of grant.  Accordingly, the above values shown for these option grants does not represent the in-the-money value at the time of grant, but the theoretical value of the options at that time based on the Black-Scholes-Merton option pricing formula (see note (2) above).

(4)
The dollar amounts under the “Non-Equity Incentive Plan Compensation - Annual Incentive Plans” column represent cash bonus payments made prior to December 31 of the noted fiscal year, for non-equity incentive plan compensation earned by the NEO in the same fiscal year (as more fully described on page 17 under “Incentive Compensation and Measurements of Performance” above).

(5)
Mr. Paspalas’ was appointed CEO of the Company on October 15, 2013 at an annual base salary of $500,000.  Mr. Paspalas was also appointed as a Director of the Company effective the same date, but does not receive additional compensation for his directorship services

(6)
Dr. Megaw ceased to be a member of the Board of Directors on June 24, 2014.  Dr. Megaw has since been appointed Chief Exploration Officer of the Company, but continues to be remunerated through IMDEX Inc. In 2014, Dr. Megaw received a consulting fee of $291,873 through IMDEX Inc. for his CXO services, and also received $3,000 in director’s fees up to June 24, 2014.

(7)	Mr. Curlook’s employment with the Company as VP Investor Relations commenced on March 4, 2013.

The Company has calculated the “grant date fair value” amounts for options in column (e) using the Black-Scholes-Merton model, a mathematical valuation model as described in note (2) above.  Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation.  For example, stock options that are well out-of-the-money, may still have had a significant “grant date fair value” based on a Black-Scholes-Merton valuation, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The value of the in-the-money options currently held by each NEO as at the end of the current financial year, is set forth in column (e) of the “Outstanding Option-Based Awards” table below.

F.           Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets out, for each NEO, the option-based and share-based awards outstanding as at December 31, 2014 and their market value as of the same date.  Unless otherwise noted, the option based awards were fully vested as at December 31, 2014.

•	Option-based award value is calculated based on the difference between the market value of the securities underlying the instruments at the end of the year and the exercise price of the option.
•	Share-based award value is calculated based on the closing price at December 31, 2014.
•	The closing price of the Company’s shares on the TSX on December 31, 2014 was $9.52.

	Option Based Awards				Share-based Awards (5)
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in-the- money options ($) (e)	Number of share or units of shares that have not vested (#) (f)	Market or payout value of share- based awards that have not vested ($) (g)	Market or payout value of vested share- based awards not paid out or distributed ($) (h)
George Paspalas	500,000(1)	5.35	10/15/2018	2,085,000	16,600	158,032	79,016
	125,000(2)	10.04	07/02/2019	Nil	n/a	n/a	n/a
Larry Taddei	185,000	6.95	8/15/2015	475,450	7,968	75,855	37,928
	75,000	10.44	7/28/2016	Nil	n/a	n/a	n/a
	75,000	9.15	08/02/2017	27,750	n/a	n/a	n/a
	90,000(3)	5.86	6/24/2018	329,400	n/a	n/a	n/a
	60,000(2)	10.04	07/02/2019	Nil	n/a	n/a	n/a
Peter Megaw	50,000	9.92	11/10/2015	Nil	9,960	94,819	n/a
	50,000	10.44	7/28/2016	Nil	n/a	n/a	n/a
	50,000	9.15	08/02/2017	18,500	n/a	n/a	n/a
	60,000	5.86	6/24/2018	219,600	n/a	n/a	n/a
	50,000(2)	10.04	07/02/2019	Nil	n/a	n/a	n/a
Michael Curlook	100,000(4)	9.61	06/04/2018	Nil	3,320	31,606	15,803
	25,000(2)	10.04	07/02/2019	Nil	n/a	n/a	n/a
Jody Harris	9,600	7.42	3/29/2015	20,160	2,324	22,124	11,062
	20,000	9.92	11/10/2015	Nil	n/a	n/a	n/a
	20,000	10.44	7/28/2016	Nil	n/a	n/a	n/a
	25,000	9.15	08/02/2017	9,250	n/a	n/a	n/a
	30,000(3)	5.86	6/24/2018	109,800	n/a	n/a	n/a
	17,500(2)	10.04	07/02/2019	Nil	n/a	n/a	n/a
Notes:
(1)	Options 2/3 fully vested as at December 31, 2014 and 1/3 vesting on October 15, 2015.
(2)	Options 1/3 fully vested as at December 31, 2014; 1/3 vesting on July 2, 2015 and 1/3 vesting on July 2, 2016.
(3)	Options 2/3 fully vested as at December 31, 2014, 1/3 vesting on June 24, 2015.
(4)	Options 66,667 fully vested as at December 31, 2014 and 33,333 vesting on March 4, 2015.
(5)	Share-based awards to NEO’s vest as to 1/3 on each of July 2, 2014; 2015 and 2016, with the exception of Dr. Megaw’s whose vest 2/3 on August 3, 2015 and 1/3 on July 2, 2016.

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended December 31, 2014.  The value of the option-based awards vested during the year in the table below is the difference between the closing price of a common share of the Company on the TSX at the close of the particular 2014 vesting date and the exercise price of the option.  The value of the share unit-based awards vested during the year in the table below is the closing price of a common share of the Company on the TSX as at the 2014 vesting date. The non-equity incentive plan compensation earned during the year in the table below (column (d)) represents the NEOs 2014 annual incentive earned (as discussed above in the “Compensation Discussion & Analysis”), and paid in December 2014.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
George Paspalas	575,001	83,332	575,000
Larry Taddei	168,700	39,999	113,000
Peter Megaw	214,067	nil	52,204
Michael Curlook	Nil	16,666	52,000
Jody Harris	56,233	11,666	32,000

G.           Employment Agreements

Each of Messrs. Paspalas and Curlook entered into an employment agreements dated October 15, 2013, and March 4, 2013, respectively. Ms. Harris entered into an employment agreement with the Company, which was amended and restated on October 17, 2008. Mr. Taddei entered into an employment agreement with the Company dated June 22, 2010.  Further amending agreements were executed for Mr. Taddei effective August 1, 2011, and for Ms. Harris effective December 13, 2013, providing for amendments to the entitlements of each NEO upon a dismissal without cause.  Such employment agreements, including all amendments thereto, are collectively referred to in this Information Circular as the “Employment Agreements.” Dr. Megaw’s services are contracted under the terms of a FSA between the Company and IMDEX (see “Interest of Informed persons in Material Transactions” below).

The Employment Agreements prescribe the terms of employment for each of Messrs. Paspalas, Taddei, Curlook and Ms. Harris and set out their base salary and eligibility for incentive based awards (annual discretionary bonus and equity incentive grants).

The annual salary of each of Messrs. Paspalas, Taddei, Curlook and Ms. Harris are reviewed annually in the manner consistent with the Compensation Discussion and Analysis above.  The payment of bonuses and the grants made under incentive equity plans are at the discretion of the Board and are determined in accordance with the methodology described in the “Compensation Discussion and Analysis” above. Dr. Megaw’s consulting terms under the Field Services Agreement are reviewed and renewed annually, and any bonuses and grants made under incentive equity plans are fully at the discretion of the Board.

Subject to the Company’s obligations described below under “Termination and Change of Control Benefits,” the Employment Agreements of Messrs. Paspalas, Taddei, Curlook and Ms. Harris may be terminated by the Company for cause at any time by notice in writing without giving reasonable notice or compensation in lieu of notice.  Each of Messrs. Paspalas, Taddei, Curlook and Ms. Harris may terminate their respective employment with the Company at any time by giving 60 days’ written notice; however, upon receipt of such notice, the Company may elect to terminate their respective employment at any time during the notice period.  As discussed below under “Termination and Change of Control Benefits,” each of Messrs. Paspalas, Taddei, Curlook and Ms. Harris have certain entitlements in the event of a Change of Control (as defined below) of the Company. With respect to Dr. Megaw, the FSA does not include Termination and Change of Control Benefits.

H.           Management Share Ownership Requirement

In an effort to align the interests of the NEO’s with those of Shareholders, in 2013 the Company adopted a minimum share ownership requirement for the CEO and CFO (and VP Operations should that role be occupied), pursuant to which they are required to own common shares or equity linked securities other than options (collectively “MAG Securities”) having a value established by the Board. The current minimum share ownership requirements are (i) for the CEO, a value equivalent to three times annual base salary and (ii) for the CFO (and VP Operations should that role be occupied), a value equivalent to one times annual base salary.  Executives must achieve this ownership threshold by the later of (a) three years from the date the individual became an officer, and (b) three years from the date of the minimum equities holding policy (dated May 13, 2013). Ownership thresholds are calculated from time to time based on the greater of the initial acquisition cost (and in the case where securities are acquired pursuant to the stock option plan, the tax cost of such securities), and the 200-day volume-weighted average price (“VWAP”) of MAG Securities on the TSX as at the date of determination, provided that any other change in the market value of MAG Securities will not be considered in determining the minimum holdings of MAG Securities required by this policy.

Each individual is required to maintain their minimum ownership level throughout his term as an officer.

Under the share ownership requirements and terms as described above, the following table outlines the NEOs standing relative to the requirement as of the date of this Information Circular.

Share Ownership Position and Requirement of NEOs as at May 15, 2015:

Name	Number of Eligible MAG Securities (1) (#)	Value of Holdings (2) ($)	Base Salary as at May 15, 2015 ($)		Minimum Equity Holding (“MEH”) ($)	Share Ownership Requirements Met
George Paspalas, CEO	49,900	466,996	500,000		1,500,000	n/a	(3)
Larry Taddei, CFO	58,147	582,563	250,000		250,000	Yes
Peter Megaw, CXO	361,814	3,154,091	294,873	(4)	294,873	Yes
Notes:
(1)	Eligible MAG Securities includes number of common shares and restricted share units held by the NEO as at May 15, 2015.
(2)
Value of holdings is based on the total number of eligible securities held multiplied by the value per common share (calculated as the greater of the initial acquisition value per common share and the 200-day volume weighted average common share price on the TSX as at May 15, 2015 of $8.68).

(3)	Mr. Paspalas joined the Company effective October 15, 2013, and under the policy he has three years from this date to achieve his share ownership requirement (October 15, 2016).
(4)	Based on 2014 consulting fees earned.

I.           Termination and Change of Control Benefits

Pursuant to the Employment Agreements entered into by the Company with each NEO, and the FSA entered into by the CXO, the Company is required to make certain payments upon termination (whether voluntary, involuntary, or constructive), resignation, retirement or in certain circumstances following a change of control, as applicable. An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on December 31, 2014 is set out in the table below and is more fully described in the section that follows.

	Triggering Event – December 31, 2014
NEO	Resignation or Retirement $	Termination For Cause $	Termination Without Cause $	Change of Control $
George Paspalas	Nil	Nil	2,000,000	2,000,000
Larry Taddei	Nil	Nil	249,167	294,000
Peter Megaw (1)	Nil	Nil	Nil	Nil
Michael Curlook	Nil	Nil	38,750	181,000
Jody Harris	Nil	Nil	96,250	127,000
Note:
(1)
Dr. Megaw’s services are encompassed under a Field Services Agreement between the Company and IMDEX (see “Interest of Informed persons in Material Transactions” below) which does not include Termination and Change of Control Benefits.

Resignation or Retirement

Mr. Paspalas is entitled to resign at any time by giving the Company at least 90 days’ prior notice (which the Company may shorten or waive entirely). In the event Mr. Paspalas resigns, the Company is required to pay a lump sum payment equal to his unpaid annual base salary and vacation pay up to and including the last day of the notice period. Such resigning NEO is also entitled to receive his or her benefits to the last day of the notice period.

Messrs. Taddei, Curlook and Ms. Harris are entitled to resign at any time by giving the Company at least 60, 30, and 60 days’ prior notice respectively (which the Company may shorten or waive entirely). In the event Messrs. Taddei, Curlook or Ms. Harris resigns, the Company is required to pay a lump sum payment equal to: (a) his or her unpaid annual base salary and vacation pay to and including the last day of the notice period; and (b) an amount equal to the annual bonus paid to such person in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO resigns and the date of resignation and the denominator of which is 365. Such resigning NEO is also entitled to receive his or her benefits to the last day of the notice period. Because 2014 bonuses were already paid as of December 31, 2014, there would have been no requirement on the part of the Company to pay a 2014 bonus upon the resignation of any of Messrs. Taddei, Curlook or Ms. Harris on December 31, 2014. The only obligation of the Company would be the payment of salary for their respective notice periods.

In the event that Messrs. Paspalas, Taddei, Curlook or Ms. Harris either retire or die, the retiring or deceased NEO, as applicable, or the named beneficiary, is entitled to receive an amount equal to such NEO’s unpaid annual base salary and vacation pay to the date of termination of employment plus an amount determined by the Company’s Board of directors, in its sole discretion, having regard for the amount of bonus such NEO would reasonably be expected to have earned for that year to the date of termination of employment.

There are no payment obligations owing to Dr. Megaw by the Company, under any form of Termination under the FSA.

Termination for Cause

Upon termination of employment of Messrs. Paspalas, Taddei, Curlook, or Ms. Harris for cause, the Company is not required to make any payments to such NEO, other than for his or her annual base salary, benefits and vacation pay earned up to the date of termination.

There are no payment obligations owing to Dr. Megaw by the Company, under any form of Termination under the FSA.

Termination Without Cause

Upon termination of Mr. Paspalas without cause, the Company is required to pay him a lump sum payment equal to the sum of: (a) his or her unpaid annual base salary and vacation pay to the date of termination; (b) an amount equal to two times the sum of (i) his annual base salary and (ii) the target bonus for the year. Additionally, Mr. Paspalas would continue to receive the benefits he or she was entitled to immediately prior to the date of termination for the period equal to the lesser of three months or such time as the NEO obtains comparable benefits from another source.

Upon termination without cause of Messrs. Taddei, Curlook and Ms. Harris, the Company is required to pay to each NEO a lump sum payment equal to the sum of: (a) his or her unpaid annual base salary and vacation pay to the date of termination; (b) an amount equal to the annual bonus paid to such NEO in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO is terminated and the date of termination and the denominator of which is 365 (assuming the bonus for the current year has not been paid); (c)(i) nine months of his annual base salary, plus one additional month for each full year of service to a maximum of 18 months in the case of Mr. Taddei; and (c)(ii) three months of his or her annual base salary, plus one additional month for each full year of service to a maximum of 18 months in the case of Mr. Curlook and Ms. Harris. Additionally, the NEO must continue to receive the benefits he or she was entitled to immediately prior to the date of termination for the period equal to the lesser of three months or such time as the NEO obtains comparable benefits from another source.

There are no payment obligations owing to Dr. Megaw by the Company, under any form of Termination under the FSA.

Change of Control / Change of Responsibilities

For purposes of the Employment Agreements of Messrs. Paspalas, Taddei, Curlook and Ms. Harris, a “Change of Control” includes the acquisition by a person of 50% or more of the common shares of the Company; certain transactions (e.g., reorganization, merger, amalgamation, plan of arrangement, consolidation or sale of all or substantially all of the Company’s assets) that result in a person owning more than 50% of the common shares of the Company or the reorganized entity; a shareholder approved liquidation or dissolution of the Company; and the individuals comprising the Board ceasing to constitute at least a majority of the Company’s Board (provided, however, that any subsequent directors whose election is approved by a vote of at least two-thirds of the directors then comprising the incumbent board shall be considered as though such individuals were members of the incumbent board unless assumptions of office occurred as a result of a proxy contest).

The Company recognizes the valuable services that the NEOs provide to the Company and the importance of the continued focus of the NEOs in the event of a possible Change of Control (as defined above). Because a Change of Control could give rise to the possibility that the employment of a NEO would be terminated without cause or adversely modified, the Board determined that it would be in the best interests of the Company to ensure that any distraction or anxiety associated with a possible Change of Control be alleviated by ensuring that, in the event of a Change of Control, each NEO would have the following guaranteed rights.

In the event that Mr. Paspalas’ employment is terminated by the Company within three months of a Change of Control of the Company (other than for cause, permanent disability, death or retirement) or Mr. Paspalas terminates his employment within three months of a Change of Control of the Company for good reason (generally being a material adverse change in terms of employment), the Company must pay Mr. Paspalas (i) any unpaid annual base salary for the period to and including the date of termination and an amount equal to, and (ii) an amount equal to two times the sum of (X) his annual base salary then in effect and (Y) the target bonus for the year.

In the event that Messrs. Taddei’s, Curlook’s or Ms. Harris’ employment is terminated by the Company within three months of a Change of Control of the Company (other than for cause, permanent disability, death or retirement) or in the case that Messrs. Taddei, Curlook or Ms. Harris employment is terminated by one of them within three months of a Change of Control of the Company, the Company must pay that NEO any unpaid annual base salary and vacation for the period up to and including the date of termination, and an amount equal to the sum of the NEOs annual base salary of that fiscal year, plus the annual bonus paid to such NEO for the previously completed fiscal year.

Each of Messrs. Paspalas, Taddei, Curlook and Ms. Harris is entitled, following a Change of Control and termination, to have any options, rights, warrants or other entitlements for the purchase or acquisition of securities in the capital of the Company that he or she holds become immediately fully vested on the date of termination and any unexercised portion of such options or other securities will thereafter be exercisable by him or her for up to 90 days after the date of termination.  These NEOs will also be entitled to ongoing benefits until the earlier of three months after the date of termination, the NEOs normal retirement date and the NEOs commencement of full time employment with a new employer.

There are no payment obligations owing to Dr. Megaw by the Company, under any form of Termination under the FSA, including under a change of control as defined above.

J.           Pension Plan Benefits

The Company does not provide any pension benefits and does not have a pension plan.

K.           Director Compensation

No additional compensation is paid to Mr. Paspalas, the Company’s CEO, in consideration for his services as a director of the Company.  Although Dr. Peter Megaw was a director up until June 24, 2014, and earned $3,000 in director’s fees up to that point, Dr. Megaw no longer receives any director compensation. All compensation paid to Mr. Paspalas, CEO and Dr. Megaw, CXO in the course of the year has been reflected above in the “Summary Compensation Table” for NEOs.

The following table describes director compensation for non-executive directors for the year ended December 31, 2014.

Name	Fees Earned (1) ($)	Option-based (2) ($)	Share-based awards (3) ($)	All other compensation(4) ($)	Total compensation ($)
Jonathan Rubenstein	39,500	n/a	187,494 (3)	Nil	226,994
Daniel MacInnis	Nil	n/a	149,998	548,232	698,230
Derek White	37,500	n/a	149,998	Nil	187,498
Eric Carlson (5)	7,000	n/a	Nil	Nil	7,000
Frank Hallam (5)	5,000	n/a	Nil	Nil	5,000
Richard Colterjohn	39,500	n/a	149,998	Nil	189,498
Peter Barnes	38,500	n/a	149,998	Nil	188,498
Richard Clark	38,500	n/a	149,998	Nil	181,998
Jill Leversage	Nil	n/a	224,990 (6)	Nil	224,990
Notes:
(1)
The table outlines the compensation paid for Board and committee retainer fees, meeting fees and per diem fees as per the schedule below. Committee positions for each director are outlined in the table found under the heading “Election of Directors” above.

(2)	Under the Second Amended and Restated Stock Option Plan approved by Shareholders in June 2014, non-executive directors are no longer eligible for option-based awards.
(3)
Share-based awards consist of DSUs granted under the DSU Plan approved by Shareholders in June 2014. Under the plan, Directors may elect to have all or a portion of director and committee retainers and meeting fees paid in DSUs. Mr. Rubenstein made the election to receive $37,500 of his 2014 retainer fees in DSUs in 2014.

(4)
Mr. MacInnis retired as CEO effective October 15, 2013. In addition to remaining as a director of the Company, Mr. MacInnis entered into a consulting agreement with the Company in the amount of $45,686 per month which expired on December 31, 2014 and was subsequently renewed on January 1, 2015 on a per diem basis (see “Interests of Informed Persons in Material Transactions” below).

(5)	Ceased to be a director on June 24, 2014; fees reported above reflect fees earned to June 24, 2014.
(6)
Ms. Leversage was appointed to the Board effective December 22, 2014 at which time Ms. Leversage was granted an initial 19,633 DSU grant as an incentive to join the Board, as allowed under the DSU Plan. In addition, she was granted 9,816 DSUs as an allocation for a portion of the 2015/2016 director annual grant which is on a July1, 2014 to June 30, 2015 basis, prorated for January to June 2015.

Equity-Based Awards to Directors

The following table sets out for each non-executive director, the incentive equity-based awards including options (option-based awards) granted prior to June 2014 and DSUs (share-based awards) granted thereafter and outstanding as of December 31, 2014 with their market value as of the same date. Unless otherwise noted, these equity-based awards were fully vested as at December 31, 2014. The closing price of the Company’s shares on the TSX on December 31, 2014 was $9.52.

	Option Based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of share or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Jonathan Rubenstein	50,000	7.42	3/29/2015	105,000	Nil	Nil	183,955
	75,000	9.92	11/10/2015	Nil
	75,000	10.44	7/28/2016	Nil
	75,000	9.15	08/02/2017	27,750
	90,000(1)	5.86	6/24/2018	329,400
Dan MacInnis	125,000	9.92	11/10/2015	Nil	Nil	Nil	142,229
	125,000	10.44	7/28/2016	Nil
	125,000	9.15	08/02/2017	46,250
	150,000(1)	5.86	24/06/2018	549,000
Derek White	100,000	7.42	3/29/2015	210,000	Nil	Nil	142,229
	50,000	9.92	11/10/2015	Nil
	50,000	10.44	7/28/2016	Nil
	50,000	9.15	08/02/2017	18,500
	60,000(1)	5.86	6/24/2018	219,600
Eric Carlson (2)	50,000	9.92	11/10/2015	Nil	Nil	Nil	n/a
	50,000	10.44	7/28/2016	Nil
	50,000	9.15	08/02/2017	18,500
	60,000(1)	5.86	6/24/2018	219,600
Frank Hallam (2)	50,000	7.42	3/29/2015	105,000	Nil	Nil	n/a
	69,285	9.92	11/10/2015	Nil
	50,000	10.44	7/28/2016	Nil
	50,000	9.15	08/02/2017	18,500
	60,000(1)	5.86	6/24/2018	219,600
Richard Colterjohn	50,000	9.92	11/10/2015	Nil	Nil	Nil	142,229
	50,000	10.44	7/28/2016	Nil
	60,000	9.15	08/02/2017	22,200
	60,000(1)	5.86	6/24/2018	219,600

	Option Based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of share or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Peter Barnes	150,000	12.19	10/05/2017	Nil	Nil	Nil	142,229
	60,000(1)	5.86	6/24/2018	219,600
Richard Clark	150,000	12.19	10/05/2017	Nil
	60,000(1)	5.86	6/24/2018	219,600	Nil	Nil	142,229
Jill Leversage (3)	n/a	n/a	n/a	n/a	Nil	Nil	224,990 (3)
Notes:
(1)	Options vest as to: 2/3 fully vested as at December 31, 2014 and 1/3 vesting on June 24, 2015.
(2)	Ceased to be a director on June 24, 2014
(3)
Ms. Leversage was appointed to the Board effective December 22, 2014 at which time Ms. Leversage was granted an initial 19,633 DSU ($149,996) grant as an incentive to join the Board. In addition, she was granted 9,816 DSUs ($74,994) as an allocation for the director 2014/2015 annual grant which is on a July1, 2014 to June 30, 2015 basis, prorated for January to June 2015.

Schedule of Director Fees

The fees payable to the directors of the Company for their service as directors and as members of committees of the Board at December 31, 2014 were as follows:

Board or Committee Name	Annual Retainer (1) ($)	Meeting Stipend (1) ($)	Per diem fees (2) ($)
Board of Directors	125,000 (chairman) 30,000 (member)	1,000 per meeting	1,000/day
Audit Committee	10,000 (chairman) 5,000 (member)	1,000 per meeting	1,000/day
Compensation Committee	10,000 (chairman) 5,000 (member)	1,000 per meeting	1,000/day
Governance & Nomination committee	10,000 (chairman) 5,000 (member)	1,000 per meeting	1,000/day
Finance Committee	Nil	1,000 per meeting	1,000/day
Notes:
(1)
Under the terms of the Company’s DSU plan, a director may elect to receive all or a portion of the annual retainer or meeting fees in the form of DSUs, paid quarterly and in arrears at the end of each quarter.

(2)
Per diem fees are to cover work commitments for director services that generally go beyond that typically required of a director and require a significant time commitment outside meeting preparation time and the attendance at meetings.

Director – Change of Control

Prior to June 24 2014, directors were entitled to receive options under the Amended and Restated Stock Option Plan. Each director of the Company, prior to that time, had entered into an option compensation agreement (“Option Compensation Agreement”) between the director and the Company, pursuant to which, if the director resigns or is replaced as a director of the Company at any time within the six months following a Change of Control of the Company, any options, rights, warrants or other entitlements for the purchase or acquisition of securities in the capital of the Company (collectively, the “Director Options”) become immediately fully vested and any unexercised portion of such Director Options will thereafter become exercisable by the director, regardless of whether such Director Options are then exercisable, for a term that is the lesser of 90 days after the Date of Termination or the remaining term to expiry for such Director Options.

Director – Change of Control

Prior to June 24 2014, directors were entitled to receive options under the Amended and Restated Stock Option Plan. Each director of the Company, prior to that time, had entered into an option compensation agreement (“Option Compensation Agreement”) between the director and the Company, pursuant to which, if the director resigns or is replaced as a director of the Company at any time within the six months following a Change of Control of the Company, any options, rights, warrants or other entitlements for the purchase or acquisition of securities in the capital of the Company (collectively, the “Director Options”) become immediately fully vested and any unexercised portion of such Director Options will thereafter become exercisable by the director, regardless of whether such Director Options are then exercisable, for a term that is the lesser of 90 days after the Date of Termination or the remaining term to expiry for such Director Options.

Value Vested or Earned During the Year

The following table sets forth, for each director of the Company, the value of all incentive plan awards vested or earned during the year ended December 31, 2014. The value of the option-based awards vested during the year in the table below is the difference between the closing price of a common share of the Company on the TSX at the close of the particular 2014 vesting date and the exercise price of the option. The value of the share unit-based awards (DSUs) vested during the year in the table below is the closing price of a common share of the Company on the TSX at the close on the 2014 vesting date. DSUs vest immediately upon grant date due to the long term incentive plan nature of the DSU Plan which entitles directors to exercise DSUs only upon retirement (or non-election) from the board.

Name	Option-based awards – Value vested during the year ($)		Share Unit-based awards – Value vested during the year ($)
Jonathan Rubenstein	168,700		183,955
Dan MacInnis	281,167		142,229
Eric Carlson (1)	214,267	(1)	n/a
Derek White	112,467		142,229
Richard Colterjohn	114,600		142,229
Frank Hallam (1)	214,267	(1)	n/a
Peter Barnes	101,800		142,229
Richard Clark	101,800		142,229
Jill Leversage (2)	Nil		224,990	(2)
Notes:
(1)	Ceased to be a director on June 24, 2014 at which time all remaining unvested options became vested.
(2)
Ms. Leversage was appointed to the Board effective December 22, 2014 at which time Ms. Leversage was granted an initial 19,633 DSU ($149,996) grant as an incentive to join the Board. In addition, she was granted 9,816 DSUs ($74,994) as an allocation for the director 2014/2015 annual grant which is on a July1, 2014 to June 30, 2015 basis, prorated for January to June 2015.

L.           Director Share Ownership Requirement

In an effort to align the interests of the Board with those of Shareholders, a minimum share ownership requirement was adopted in 2013 for directors, under which directors are required to own MAG Securities having a value established by the Board. As amended in 2014, the minimum MAG Securities ownership requirement for non-executive directors is $200,000 and in the case of the non-executive Chairman of the Board, $300,000. Directors are required to achieve these thresholds by the later of (a) three years from the date the individual became a director; and (b) three years from the date of the minimum equities holding policy (dated May 13, 2013). Ownership thresholds are calculated from time to time based on the greater of the initial acquisition cost (and in the case where securities are acquired pursuant to the stock option plan, the cost base for tax purposes, of such securities), and the 200-day VWAP of MAG Securities on the TSX as at the date of determination, provided that any other change in the market value of MAG Securities will not be considered in determining the minimum holdings of MAG Securities required by this policy.

Each director is required to maintain his or her minimum ownership level throughout his or her tenure as a director.

Given that the Company’s share ownership requirement for directors was adopted May 13, 2013, each of the Company’s directors has until May 13, 2016 under the policy to meet the director share ownership requirement.

Under the share ownership requirements and terms as described above, the following table outlines the directors’ standings relative to the requirement, as of the date of this Information Circular.

Share Ownership Position and Requirement of Non-Executive Directors standing for re-election, as of May 15, 2015:

Name(1)	Number of Eligible MAG Securities (2)	Value of Holdings (3) ($)	Minimum Equity Holding (“MEH”) ($)	Share Ownership Requirements Met (4)
Jonathan Rubenstein	47,054	452,191	300,000	Yes
Dan MacInnis	316,240	2,765,282	200,000	Yes
Richard Colterjohn	49,120	446,680	200,000	Yes
Derek White	16,943	167,384	200,000	n/a
Peter Barnes	39,940	380,388	200,000	Yes
Richard Clark	16,911	167,106	200,000	n/a
Jill Leversage	30,960	268,733	200,000	Yes
Notes:
(1)	Mr. Paspalas’ share holdings appear in the NEO section above.
(2)	Includes common shares and DSUs held by the director as at May 15, 2015.
(3)	Value per share is calculated as the greater of the initial acquisition value per common share and the 200-day volume weighted average MAG Common Share price on the TSX as at May 15, 2015 of $8.68.
(4)
Directors are required to achieve these thresholds by the later of (a) three years from the date the individual became a director; and (b) three years from the date of the minimum equities holding policy (dated May 13, 2013). Other than for Ms. Leversage who has until December 22, 2017, all other non-executive directors have until May 13, 2016 to reach the minimum requirement.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY INCENTIVE PLANS

Equity Compensation Plan Information

The following table sets forth details of the Company’s compensation plan under which equity securities of the Company are authorized for issuance as at the end of the Company’s most recently completed financial year December 31, 2014:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity incentive plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity (Stock Option Plan) compensation plans approved by security holders (1)	3,761,540	$8.47	1,568,553(5)
Equity (Share Unit Plan) compensation plans approved by security holders (2)	55,278	n/a
Equity (Deferred Share Unit Plan) compensation plans approved by security holders (3)	123,472	n/a

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity incentive plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity incentive plans not approved by security holders (4)	600,000	$6.06	Nil
Total	4,540,290	n/a	1,568,553
Notes:
(1)	Effective June 24, 2014, the shareholders of the Company approved the Seconded Amended and Restated Stock Option Plan – see plan summary below under “Equity Incentive Plans.”
(2)	Effective June 24, 2014, the shareholders of the Company approved the Share Unit Plan– see plan summary below under “Equity Incentive Plans.”
(3)	Effective June 24, 2014, the shareholders of the Company approved the Directors’ Deferred Share Unit Plan– see plan summary below under “Equity Incentive Plans.”
(4)
Inducement options granted outside the Company’s Stock Option Plan in 2013 in accordance with TSX regulations, granted to Mr. Paspalas (500,000) and Mr. Curlook (100,000) as inducements to join the Company as CEO and VP Investor Relations, respectively.

(5)
As at December 31, 2014, there are 1,568,553 share based awards available for grant under these combined share compensation arrangements. The maximum number of common shares that may be issuable under the three combined plans is set at 8% of the number of issued and outstanding common shares on a non-diluted basis, and within that limit, shares issuable under the Share Unit Plan and Deferred Share Unit Plan may each not exceed 0.75% of the number of issued and outstanding common shares on a non-diluted basis.

Equity Incentive Plans

In June 2014, the Shareholders approved three Equity Incentive Plans: i) Second Amended and Restated Stock Option Plan; ii) Share Unit Plan; and iii) Directors’ Deferred Share Unit Plan. The Equity Incentive Plans are designed to encourage share or equity ownership and entrepreneurship on the part of the directors, senior management and other employees. The Second Amended and Restated Stock Option Plan, Share Unit Plan and Directors’ Deferred Share Unit Plan align the interests of the directors, employees and consultants with Shareholders by linking a component of compensation to the longer term performance of the Company’s common shares. Importantly for an exploration and development stage company, the Second Amended and Restated Stock Option Plan, Share Unit Plan and Directors’ DSU Plan also allow the Company to provide long term incentive-based compensation without depleting the Company’s cash resources which are needed for ongoing exploration and development activities.

The Company is also seeking approval of certain amendments to the Directors’ Deferred Share Unit Plan (“DSU Plan”) as approved by the Shareholders on June 24, 2014 – see Approval of Certain Amendments to the Company’s Deferred Share Unit Plan above. No increases in the total number of common shares issuable under all equity incentive plans of the Company are proposed.

Summary of the DSU Plan (before proposed amendments)

Set out below is a summary of the DSU Plan.

Background

The Board has adopted the DSU Plan for the benefit of the Company’s non-executive directors, including any non-executive Chair of the Board and any individual providing services to the Company as a consultant or independent contractor (“eligible directors”). The DSU Plan has been established to promote a greater alignment of long-term interests between such eligible directors and the shareholders of the Company and to provide a compensation system for eligible directors that, together with the other director compensation mechanisms of the Company, is reflective of the responsibility, commitment and risk accompanying board membership and the performance of the duties required of the various committees of the Board.

The Board intends to use the Deferred Share Units (“DSUs”) issued under the DSU Plan as part of the Company’s overall director compensation plan. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board. Since the value of DSUs increase or decrease with the price of the common shares, DSUs reflect a philosophy of aligning the interests of eligible directors with those of the Shareholders by tying compensation to share price performance.

Administration of Plan

The DSU Plan provides that eligible directors may elect to receive all or a portion of their annual compensation amount, which would otherwise be payable in cash, in DSUs. A DSU is a unit credited to a participant by way of a bookkeeping entry (in a notional account in favour of the participant (a “DSU Account”) in the books of the Company, the value of which is equivalent to a Common Share (based on the closing trading price of the common shares on the TSX on the immediately preceding trading date, being the “fair market value” as defined in the DSU Plan, on the date on which the DSUs are credited). The eligible director’s DSU Account will be credited with the number of DSUs (including fractional DSUs) calculated by dividing the portion of the annual compensation the eligible director has elected to be satisfied in DSUs by the fair market value on that date.

If the shareholders approve the amendments to the DSU Plan, designated executives will also be eligible to participate in the DSU Plan.

Additionally, the Board may award such number of DSUs to an eligible director as the Board deems advisable to provide such director with appropriate equity-based compensation for the services he or she renders to the Company. The Board shall determine the date on which such DSUs may be granted and the date as of which such DSUs shall be credited to the eligible director’s DSU Account. The aggregate equity award value (based on grant date fair value) of any grants of DSUs under the DSU Plan that are eligible to settled in common shares, in combination with the aggregate equity award value (based on grant date fair value) of any grants under any other Share Compensation Arrangement (as defined in the DSU Plan) that may be made to an eligible director for a year, shall not exceed $150,000. The Company and an eligible director who receives such an additional award of DSUs shall enter into a DSU award agreement to evidence the award and the terms applicable thereto.

If the shareholders approve the amendments to the DSU Plan and designated executives are eligible to participate, the limitation on equity award value reference above will not apply to such participant who is a designated executive.

Notwithstanding any other provision under the DSU Plan, at the discretion of the Board, eligible directors may receive a grant of DSUs under the Plan upon such eligible director’s first election or appointment to the Board, provided that, where such DSU may be settled in common shares, the equity award value (based on grant date fair value) of such grant of DSUs, in combination with the equity award value (based on grant date fair value) of any grant made to such eligible director in respect of his or her first election or appointment to the Board under any other Share Compensation Arrangement shall not exceed $150,000.

If the shareholders approve the amendments to the DSU Plan and designated executives are eligible to participate, the limitation on equity award value reference above will not apply to such participant who is a designated executive.

To the extent that an eligible director’s DSUs are subject to U.S. federal income tax and to taxation under the Income Tax Act (Canada), DSUs awarded under the DSU Plan are intended to comply with Section 409A of the Internal Revenue Code and to avoid adverse tax consequences under paragraph 6801(d) of the regulations under the Income Tax Act (Canada).

Redemption of DSUs

Generally a participant in the DSU Plan who is not a US taxpayer shall be entitled to elect, by filing a notice with the Secretary of the Company, up to two dates (each an “Entitlement Date”): following the date of his or her death or retirement from, or loss of office or employment with the Company or a corporation related to the Company for purpose of the Income Tax Act (Canada) (the “Termination Date”) as of which the DSUs credited to such participant shall be redeemed. A participant’s elected Entitlement Date(s) shall not be later than December 15 of the calendar year following the year in which his or her Termination Date occurs, or earlier than three months after such Termination Date. Where a participant is eligible to file one or more election notices to redeem his or her DSUs but fails to do so, such participant’s Entitlement Date shall be deemed to be December 15 of the calendar year following the year in which his or her Termination Date occurs.

Notwithstanding anything contrary in the DSU Plan, the Entitlement Date of a US taxpayer shall be the first trading day of the common shares that is more than six months after the eligible director’s Termination Date and all DSUs credited to such US taxpayer’s DSU Account on such date shall be redeemed and settled in accordance with the DSU Plan within 90 days following such Entitlement Date.

In no event will any common shares be issued or cash payments made to or in respect of a participant in the DSU Plan prior to such participant’s Termination Date or after December 31 of the calendar year commencing after such Termination Date.

Maximum Number of Common Shares Issuable

DSUs may be granted in accordance with the DSU Plan, provided the aggregate number of DSUs outstanding pursuant to the DSU Plan from time to time that are eligible to be settled through the issuance of common shares does not exceed 0.75% of the issued and outstanding common shares from time to time, provided that the number of common shares issued or issuable under all Share Compensation Arrangements shall not exceed 8% of the number of issued and outstanding common shares on a non-diluted basis. It is proposed that the maximum number of common shares which may be reserved, set aside and made available for issuance under the DSU Plan is a variable number equal to 0.75% of the issued and outstanding common shares of the Company as of the date of the grant on a non-diluted basis; therefore, should the Company issue additional common shares in the future, the number of common shares issuable pursuant to DSUs will increase accordingly. All common shares subject to DSUs that terminate or are cancelled without being settled shall be available for any subsequent grant.

The DSU Plan provides that the (a) maximum number of common shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any common shares issuable pursuant to any other Share Compensation Arrangement (which includes the RSU Plan and the Option Plan), and (b) the maximum number of common shares issued to insiders under the DSU Plan, together with any common shares issued to insiders pursuant to any other Share Compensation Arrangement within any one year period, will not exceed 10% of the issued and outstanding common share; provided that for the purposes of determining whether the limitation set out in paragraphs (a) and (b) has been met options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of the DSU Plan, be included (and not excluded).

Transferability

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any Participant except by will or laws of descent and distribution.

Suspension of Entitlement

If an eligible director should become an officer (other than non-executive chairman) or employee of the Company while remaining as a director, such director’s eligibility for the DSU Plan shall be suspended effective the date of the commencement of his employment and shall resume upon termination of such employment, provided such director continues as a director of the Company.

If the shareholders approve the amendments to the DSU Plan and designated executives are eligible to participate, notwithstanding the above, such participant who is an eligible director may continue to participate in the DSU Plan if he or she becomes a designated executive.

During the period of such ineligibility, such individual shall not be entitled to receive or be credited with any DSUs under the DSU Plan, other than additional DSUs credited in connection with the payment of dividends on the common shares, as outlined below under “Dividends”.

Adjustments and Reorganizations

Notwithstanding any other provision of the DSU Plan, in the event of any change in the common shares by reason of any stock dividend, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Shares or distribution of rights to holders of common shares or any other form of corporate reorganization whatsoever, an equitable adjustment permitted under applicable law shall be made to any DSUs then outstanding. Such adjustment shall be made by the Board, subject to applicable law, shall be conclusive and binding for all purposes of the DSU Plan.

Dividends

On any payment date for dividends paid on common shares, an eligible director who is a participant in the DSU Plan will be credited with dividend equivalents in respect of any DSUs credited to such eligible director’s account as of the record date for payment of dividends. Such dividend equivalents shall be converted into additional DSUs (including fractional DSUs) based on the fair market value as of the date on which the dividends on the common shares are paid.

Amendments to the DSU Plan

The Board may without shareholder approval amend, suspend or cancel the DSU Plan or DSUs granted thereunder as it deems necessary or appropriate, provided that: (a) any approvals required under applicable law or the rules and policies of the TSX are obtained; (b) shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of common shares issuable from treasury under the DSU Plan; (ii) a change in the definition of “fair market value” (as defined in the DSU Plan) which would result in an increase in the value of DSUs redeemed under the DSU Plan; (iii) a change in the term of any DSUs; (iv) an amendment to the amending provisions of the DSU Plan so as to increase the Board’s ability to amend the DSU Plan without shareholder approval; (v) a reduction in the fair market value in respect of any DSUs benefitting a participant; (vi) any change to the categories of individuals eligible to be selected for grants of DSUs where such change may broaden or increase the participation of insiders under the DSU Plan; (vii) any amendment to remove or exceed the insider participation limits set out in Section 2.4(c) of the DSU Plan; or (viii) an amendment that would permit DSUs to be transferrable or assignable other than for normal estate settlement purposes; and (c) no such amendment shall, without the consent of the eligible director or unless required by law, adversely affect the rights of an eligible director with respect to any amount in respect of which an eligible director has then elected to receive DSUs or DSUs which the eligible director has then been granted under the DSU Plan.

Notwithstanding the foregoing, any amendment of the DSU Plan shall be such that the DSU Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision and the requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as may apply to eligible participants under the DSU Plan who are US taxpayers.

Summary of the Second Amended and Restated Stock Option Plan

A copy of the Second Amended and Restated Stock Option Plan can be obtained by contacting the Company.

Background

The Stock Option Plan is designed to encourage share or equity ownership and entrepreneurship on the part of the officers, employees and consultants of the Company. The Compensation Committee of the Board believes that the Stock Option Plan aligns the interests of those persons eligible to participate in the Stock Option Plan with the interests of shareholders, by linking a component of compensation to the longer term performance of the Company’s common shares. Importantly for an exploration stage company, the Stock Option Plan also allows the Company to provide long term incentive-based compensation without depleting the Company’s cash resources which are needed for ongoing exploration and development activities.

The Stock Option Plan provides that options (“Options”) to purchase common shares may be granted to any director, employee or consultant of the Company or a subsidiary of the Company (each, an “Eligible Person”). The Compensation Committee or such other committee of the Board as may be designated by the Board (the “Committee”) has the authority to administer the Stock Option Plan and to determine, among other things, the vesting period and the exercise period (subject to a maximum term of five years from the date of grant and the Committee’s discretion in the event that it accelerates vesting for any reason). The Board has the ability to revoke any of the powers conferred on the Committee under the Stock Option Plan.

As at the date hereof, 3,301,940 Options are currently issued and outstanding under the Stock Option Plan (excluding an additional 600,000 Inducement Options issued outside of the Stock Option Plan), which underlying common shares represent approximately 5.6% of the issued and outstanding common shares of the Company.

Maximum Number of Common Shares Issuable

The maximum number of common shares that may be issuable under the Stock Option Plan shall be 8% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that (i) the number of common shares issued or issuable under all Share Compensation Arrangements (as defined in the Stock Option Plan) shall not exceed 8% of the issued and outstanding common shares on a non-diluted basis and (ii) the aggregate number of common shares issued to insiders within any one-year period, and issuable to insiders at any time under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding common shares; provided that for the purposes of determining whether the limitation in item (ii) has been met any options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of the Stock Option Plan, be included (and not excluded).

In addition, the equity award value (based on grant date fair value) of any grant of Options to non-employee directors under the Stock Option Plan shall not exceed $100,000 to each non-employee director per year.

Exercise Price

Options may be granted from time to time by the Committee at an exercise price equal to the Market Price of the common shares at the time the Option is granted. “Market Price” means:

(a)	if the common shares are listed on one organized trading facility, the closing trading price of the common shares on the business day immediately preceding the grant date,

(b)
if the common shares are listed on more than one organized trading facility, the market price as determined in accordance with (a) above for the primary organized trading facility on which the common shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary regulatory approvals,

(c)
if the common shares did not trade on the business day prior to the grant date, the average of the bid and ask prices in respect of such common shares at the close of trading on such date on the primary organized trading facility on which the common shares are listed, and

(d)
if the common shares are not listed for trading on a stock exchange or over the counter market, a price which is determined by the Committee to be the fair value of the common shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the common shares in private transactions negotiated at arms’ length, provided that the Market Price will in no event be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the grant date in question.

Cashless Exercise

In lieu of paying the aggregate exercise price to purchase common shares, the Committee may, in its sole and absolute discretion, permit an Option holder to elect to receive, without payment of cash or other consideration except as otherwise required by the Stock Option Plan, upon surrender to the Company of the applicable portion of a then vested and exercisable Option, that number of common shares, disregarding fractions, equal to the number obtained by dividing (a) the difference between the Market Price of one Common Share, determined as of the date of delivery by the Option holder of a notice of exercise to the Company, and the exercise price for such Option, multiplied by the number of common shares in respect of which the Option would otherwise be exercised with payment of the aggregate exercise price, by (b) the Market Price of one Common Share determined as of the date of delivery of the notice of exercise.

Termination of Options

Each Option will expire and terminate immediately upon the holder thereof ceasing to be an Eligible Person except as otherwise provided in the Stock Option Plan. The Stock Option Plan provides that where an employee whose employment terminates for any reason other than for cause (but including termination without cause and voluntary resignation), any exercisable Options will continue to be exercisable for a period of 90 days following the termination date, subject to the discretion of the Committee to extend such period (provided that in no event may such period be extended beyond the expiration date of such options).

In addition, in the event that the employment of an employee is terminated by reason of death or disability, such Option holder or his or her estate or legal representative, as the case may be, is entitled to exercise any Options that were vested and exercisable as of the date of death or the date such Option holder’s employment was terminated by reason of disability, as the case may be, for a period of 12 months after the date of death or the termination date, as applicable, subject to the discretion of the Committee to extend such period (but in no event beyond the expiration date of such options).

Under the Stock Option Plan, where an Option holder’s employment or term of office is terminated for cause, any Options held by such Option holder will immediately expire and be cancelled upon termination unless the Committee determines otherwise.

The exercise of Options granted to a consultant of the Company or its subsidiaries will be treated in a similar manner to that described above for employees.

Options During Blackout Periods

As amended, the Stock Option Plan disallows the grant of Options during a black-out period (during which trading of securities of the Company by a holder of Options is restricted by the Company), except where the black-out period has continued for at least three months prior to the grant date and the Committee has determined that such grant of Options is necessary to achieve the purposes of the Stock Option Plan (and such Options are otherwise granted in accordance with the Stock Option Plan).

For any Options that are granted during a black-out period, the exercise price for each Option must be equal to the greater of the Market Price at the time of grant and the Market Price at the close of trading on the first business day following the expiry of the black-out period.

If the term of an Option expires during or within 10 business days of the expiration of a black-out period applicable to such Option Holder, then the term of the Option (or the unexercised portion of the Option) will be extended to the close of business on the tenth business day following the expiration of the black- out period.

Transferability

Each Option is personal to the holder of such Option and is non-assignable and non-transferable. No Option granted under the Stock Option Plan may be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Option holder, whether voluntarily or by operation of law, other than by testate succession, will or the laws of descent and distribution.

Amendment Procedure

Under the Stock Option Plan, the Committee will be entitled to make any amendments to the Stock Option Plan that are not material. Some examples of amendments that would not be considered material, and which could therefore be made without shareholder approval, include the following: (a) ensuring continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange; (b) amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained in the Stock Option Plan which may be incorrect or incompatible with any other provision thereof; (c) a change to provisions on transferability of Options for normal estate settlement purposes; (d) a change in the process by which an Option holder who wishes to exercise his or her Option can do so, including the required form of payment for the common shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered; (e) changing the vesting and exercise provisions of the Stock Option Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Committee’s discretion; (f) changing the termination provisions of the Stock Option Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option; (g) adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying common shares from the Stock Option Plan reserve; and (h) adding a conditional exercise feature which would give the Option holders the ability to conditionally exercise in certain circumstances determined by the Committee, at its discretion, at any time up to a date determined by the Committee, at its discretion, all or a portion of those Options granted to such Option holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Committee has determined shall be immediately vested and exercisable in such circumstances.

Any material amendments to the Stock Option Plan will require shareholder approval. Some examples of material amendments that would require shareholder approval include the following: (a) any amendment to the amending provisions of the Stock Option Plan other than amendments made to ensure compliance with existing laws, regulations, rules or policies or amendments of a “housekeeping” nature; (b) any increase in the maximum number of common shares available for purchase pursuant to Options other than in accordance with the provision of the Stock Option Plan that entitles the Committee to make adjustments to give effect to certain adjustments made to the common shares in the event of certain capital reorganizations and other transactions; (c) any reduction in the exercise price (except in the event of certain corporate transactions, pursuant to the Stock Option Plan’s adjustment provisions) or extension of the period during which an Option may be exercised; (d) any amendment to permit the re-pricing of Options; (e) the cancellation and reissue of any Options; (f) any amendments to remove or exceed the limitations on grants to Insiders and non-employee directors set out in Section 5.8 of the Plan; and (g) any amendment that would permit Options to be transferred or assigned other than for normal estate settlement purposes.

Summary of the Share Unit Plan

Set out below is a summary of the Share Unit Plan. A copy of the Share Unit Plan can be obtained by contacting the Company.

Background

The Share Unit Plan has been established to promote a further alignment of interests between employees and consultants and the Shareholders of the Company, to associate a portion of employees’ and consultants’ compensation with the returns achieved by Shareholders of the Company, and to attract and retain employees and consultants with the knowledge, experience and expertise required by the Company or any subsidiary, partnership, trust or other entity controlled by the Company (collectively, the “MAG Entities”).

The Board uses Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) granted under the Share Unit Plan, as well as options issued under the Stock Option Plan, as part of the Company’s overall executive compensation plan. Since the RSUs and PSUs represent rights, subject to satisfaction of certain vesting conditions, to receive common shares, RSUs and PSUs reflect a philosophy of aligning the interests of employees and consultants with those of the Shareholders by tying the value of long-term compensation to the value of the common shares. In addition, RSUs and PSUs are subject to vesting conditions, which assists in the retention of qualified and experienced employees and consultants by rewarding those individuals who make a long term commitment.

There currently are 55,278 RSUs issued or outstanding (no PSUs have yet been issued), which represent approximately 0.08% of the issued and outstanding common shares of the Company.

Eligible Participants

The Share Unit Plan is administered by the Committee. Employees and consultants of the Company and the MAG Entities are eligible to participate in the Share Unit Plan. In accordance with the terms of the Share Unit Plan, the Committee will determine those employees and consultants who are entitled to receive RSUs and PSUs, the number of RSUs and PSUs to be awarded to each participant and the conditions and vesting provisions of those RSUs and PSUs. RSUs and PSUs awarded to participants are credited to them by means of an entry in a notional “share unit” account in their favour on the books of the Company.

Vesting

The vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Committee.

The vesting of PSUs is conditional upon the satisfaction of certain performance conditions, as set forth at the time of the grant of the PSU, which performance conditions can be any financial, personal, operational or transaction-based performance criteria as may be determined by the Committee in accordance with the Share Unit Plan. Performance conditions may apply to the Company, a MAG Entity, the Company and MAG Entities as a whole, a business unit of the Company or group comprised of the Company and some MAG Entities or a group of MAG Entities, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target or milestone, to previous years’ results or to a designated comparator group, or otherwise, and may result in the percentage of vested PSUs in a grant exceeding 100% of the PSUs initially determined in respect of such grant.

The expiry date of RSUs and PSUs will be determined by the Committee at the time of grant, provided that where no expiry date is specified in a grant agreement for a grant, the expiry date of such grant shall be the fifth anniversary of the grant date. Unless otherwise determined by the Committee, the vesting period for any RSUs and PSUs shall not be later than December 15 of the third year following the year in which the participant performed the services to which the grant of the RSU or PSU relates.

Maximum Number of Common Shares Issuable

RSUs and PSUs may be granted in accordance with the Share Unit Plan provided the aggregate number of RSUs and PSUs outstanding pursuant to the Share Unit Plan from time to time shall not exceed 0.75% of the number of issued and outstanding common shares from time to time, provided further that the number of common shares issued or issuable under all Share Compensation Arrangements (as defined in the Share Unit Plan) shall not exceed 8% of the number of issued and outstanding common shares on a non-diluted basis. It is proposed that the maximum number of common shares which may be reserved, set aside and made available for issuance under the Share Unit Plan is a variable number equal to 0.75% of the issued and outstanding common shares of the Company as of the date of the grant on a non-diluted basis; therefore, should the Company issue additional common shares in the future, the number of common shares issuable pursuant to RSUs and PSUs will increase accordingly. All common shares that are subject to RSUs or PSUs that terminate or are cancelled prior to settlement are available for future grants.

The Share Unit Plan provides that the (a) maximum number of common shares issuable to insiders (as that term is defined by the TSX) pursuant to the Share Unit Plan, together with any common shares issuable pursuant to any other Share Compensation Arrangement of the Company (which includes the DSU Plan and the Stock Option Plan), and (b) the maximum number of common shares issued to insiders under the Share Unit Plan, together with any common shares issued to insiders pursuant to any other Share Compensation Arrangement within any one year period, will not exceed 10% of the total number of outstanding common shares; provided that for the purposes of determining whether the limitation set out in items (a) and (b) has been met any options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of the Share Unit Plan, be included (and not excluded). The Share Unit Plan does not otherwise provide for a maximum number of common shares which may be issued to an individual pursuant to the Share Unit Plan and any other Share Compensation Arrangement (expressed as a percentage or otherwise).

Cessation of Entitlement

Subject to the terms of a participant’s written employment agreement with the Company or a MAG Entity and the relevant grant agreement, in the event a Share Unit Plan participant’s services as an employee or consultant with the Company or a MAG Entity is terminated by the Company or a MAG Entity without cause, the participant voluntarily terminates his or her services, or the services are otherwise terminated as set forth in the Share Unit Plan, all RSUs or PSUs of such participant that are not then vested shall be forfeited unless otherwise determined by the Committee.

Subject to the terms of a person’s employment agreement with the Company or a MAG Entity, and unless otherwise determined by the Committee in accordance with the Share Unit Plan, if a participant’s services as an employee or consultant are terminated for cause by the Company or any MAG Entity, all RSUs and PSUs, whether or not vested, shall terminate and be forfeited.

If a participant’s RSUs or PSUs would be exercised within a “blackout period” (as defined in the Share Unit Plan) applicable to such participant, such settlement shall be postponed until the first trading day following the date on which the relevant blackout period has expired.

Change of Control

In the event of a Change of Control, subject to the terms of a participant’s written employment agreement with the Company or a MAG Entity and the grant agreement in respect of the grant of a RSU or PSU, the Committee may determine, in its sole discretion: (a) that all RSUs and/or PSUs that have not previously vested shall vest on the effective date of the Change in Control, provided that, in the case of a grant of PSUs, the total number of PSUs that vest shall be the number of PSUs covered by such grant without giving effect to any potential increase or decrease in such number as a result of graduated performance conditions permitting vesting of more or less than 100% of such PSUs (which vested RSUs and/or PSUs will be settled through the issuance of common shares immediately prior to the effective time of the Change of Control, as determined by the Committee in its sole discretion); or (b) that for any RSU or PSU there shall be substituted an entitlement to such other securities into which common shares are changed, or are convertible or exchangeable, or a cash payment based on the value of such other securities, on a basis proportionate to the number of common shares to which the participant would otherwise be entitled or some other appropriate basis.

For the purposes of the Share Unit Plan, “Change of Control” means (i) an amalgamation, merger or consolidation of the Company with any other corporation (otherwise than pursuant to an internal corporate reorganization that would not affect control of the Company); (ii) the liquidation, dissolution or wind-up of the Company; (iii) the sale or conveyance of all or substantially all of the property or assets of the Company; (iv) the acquisition of shares, or the right to acquire shares, of the Company as a result of which any person or group would beneficially own shares entitling such person or group to cast more than 50% of the votes attaching to all shares in the capital of the Company, by way of an offer, an arrangement or otherwise; or (v) any other transaction the Board deems to be a Change of Control for the purposes of the Share Unit Plan.

Transferability

RSUs and PSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to an individual who has been designated by a participant, in such form and manner as the Committee may determine, to receive benefits payable under the Share Unit Plan upon the death of the participant, or, where no such designation is validly in effect at the time of death, the participant’s legal representative.

Dividends

On any payment date for dividends paid on common shares, a participant in the Share Unit Plan will be granted dividend equivalent RSUs or PSUs as of the record date for payment of dividends. The number of such additional RSUs and PSUs will be calculated based on the fair market value of a common share on the date that the dividend is paid.

Amendments to the Share Unit Plan

The Share Unit Plan and any grant of an RSU or PSU made pursuant to the Share Unit Plan may be amended, modified or terminated by the Board without approval of Shareholders, provided that no amendment to the Share Unit Plan or grants made pursuant to the Share Unit Plan may be made without the consent of a participant if it adversely alters or impairs the rights of the participant in respect of any grant previously granted to such participant under the Share Unit Plan (except that participant consent shall not be required where the amendment is required for purposes of compliance with applicable law).

In addition, the following amendments may not be made without shareholder approval:

1.	an increase in the number of common shares reserved for issuance pursuant to the Share Unit Plan;
2.	changes to the amendment provisions granting additional powers to the Board to amend the Share Unit Plan or entitlements thereunder;
3.	changes to the insider participation limits;
4.	any extension of the expiry date of any RSUs or PSUs;
5.	any change to the categories of individuals eligible for grants of RSUs or PSUs where such change may broaden or increase the participation of Insiders under the Share Unit Plan; or
6.	an amendment that would permit RSUs or PSUs to be transferrable or assignable other than for normal estate settlement purposes.

For greater certainty and without limiting the foregoing, shareholder approval shall not be required for the following amendments and the Board may make the following changes without shareholder approval, subject to any regulatory approvals including, where required, the approval of the TSX or other applicable stock exchange:

1.	amendments of a “housekeeping” nature;
2.	a change to the vesting provisions of any grants;
3.	a change to the termination provisions of any grant that does not entail an extension beyond the original term of the grant; or
4.	amendments to the provisions relating to a Change of Control.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Company’s Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore certain guidelines have not been adopted, as outlined in the discussion below. The Board will continue to review with management the corporate governance practices of the Company to ensure that they are sound practices for effective and efficient decision making.

In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), the Company is required to disclose, on an annual basis, its approach to corporate governance. The following is a description of the Company’s approach to corporate governance.

Board of Directors Composition

The Board is currently comprised of eight directors. As set out in the table under the heading “Election of Directors” above, all eight of the current directors are proposed to be nominated for election at the Meeting. The Board considers that six of the eight current directors (Messrs. Rubenstein, Colterjohn, White, Clark, Barnes and Ms. Leversage) are independent in accordance with the definition of “independence” set out in National Instrument 52-110 Audit Committees (“NI 52-110”), as it applies to the Board. Messrs. Paspalas, and MacInnis are not considered to be independent by virtue of the fact that: Mr. Paspalas is an executive officer of the Company and Mr. MacInnis was formerly President and CEO of the Company through October 15, 2013 and had a consulting agreement with the Company that expired December 31, 2014 and subsequently renewed on January 1, 2015 on a per diem basis (see “Interest of Informed Persons in Material Transactions” below). Accordingly, the Board considers that a majority (75%) of the directors are independent.

Board Meetings

The Company holds regular quarterly board meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company. Meetings of independent directors are not regularly scheduled however in-camera sessions are periodically held including at the end of each directors meeting, and otherwise as the need arises to facilitate communication amongst the directors without the presence of management and any directors with a conflict related to the topic of discussion. When the Board meets in-camera, any management representatives (including the CEO unless specifically requested to stay) and any person that has an interest with respect to the matter or transaction being discussed is asked to step out of the meeting. The Board therefore believes that adequate structures and processes are in place to facilitate the functioning of the Board with a level of independence from the Company’s management and non-independent directors. While the Board believes it is important, at times, to meet without non-independent directors, there has been no indication that open and candid discussion among independent directors is inhibited by the presence of a non-independent director. If the Board believes it is necessary to exclude any non-independent directors from a regularly scheduled meeting, those non-independent directors are not invited to attend.

Mr. Jonathan Rubenstein, an independent director, is the non-executive chairman of the Board and presides as such at each meeting. Mr. Rubenstein facilitates the meetings and actively seeks out the views of the independent directors on all Board matters. All of the directors actively participate in Board discussions and any issues are thoroughly canvassed.

The Board conducts extensive budget and business reviews with management and regularly approves the budget and any budget revisions as a means of monitoring Company and management activities.

Overboarding

The Board has not adopted formal policies on overboarding, however the Board has processes in place to ensure all directors participate fully in the stewardship of the Company (see “Assessments” below). The Board believes that the number of board seats that individual directors hold, is not, in itself, a determinant to a director’s ability to make an effective contribution to the governance of the Company. Overboarding thresholds will be higher, for instance, for directors who are retired from active employment. All of the nominated directors (excluding the newest member, Ms. Leversage) had over 90% meeting attendance (five of whom attended 100% of the meetings held, two of whom missed one meeting each) (see “Attendance” below). Note, Ms. Leversage has been excluded, as she joined the Board in late December (and no meetings were held in 2014 after her appointment).

Board Tenure

The Board has not adopted formal policies imposing director term or retirement age limits in connection with individuals nominated for election as it does not believe that such limits are in the best interests of the Company. The Governance and Nomination Committee annually reviews the composition and expertise of the Board, including the age and tenure of individual directors (see “Assessments” below). The Board strives to achieve a balance between the desirability to have a depth of experience from its members and the need for renewal and new perspectives.

There have been several changes in management and to the Board over the last three years including: i) a change in the Chief Executive Officer; ii) a reduction in size of the Board; and iii) the replacement of four directors over that time period. The Governance and Nomination Committee has determined that with these changes, the Board is highly effective and well composed and that no appreciable benefit would be derived from the introduction of term or retirement age limits at this time.

Board and Executive Officer Diversity

The Board has not adopted formal policies relating to the identification and nomination of women directors and executives as it does not believe that it is necessary in the case of the Company to have such written policies. The Board is committed to nominating the best individuals to fulfill director roles and executive officer positions. As part of the Governance and Nomination Committee annual review of the composition of the Board, gender of individual directors is also a consideration (see “Assessments” below). Given the recent and extensive changes to the Board, the Company is not actively recruiting additional or replacement directors at this time. When the need arises, the Governance and Nomination Committee will take appropriate measures to ensure there are qualified female candidates in the recruitment pool.

The Corporation has not adopted a target regarding women on the Board or regarding women in executive officer positions as the Board believes that such arbitrary targets are not appropriate for the Corporation.

Currently the Corporation has one female board member representing 12.5% of the board and one female representing 20% of executive officers.

Directorships

Seven of the eight current directors are directors of one or more other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction, as set forth below:

Name of Director	Reporting Issuer
George Paspalas	● Pretivm Resources Inc.
Daniel MacInnis	● MAX Resources Corp. ● Balmoral Resources Ltd.
Jonathan Rubenstein	● Eldorado Gold Corp. ● Detour Gold Corporation ● Roxgold Inc. ● Dalradian Resources Inc.
Richard Colterjohn	● AuRico Gold Inc. ● Roxgold Inc.
Derek White	● Magellan Minerals Ltd.
Peter Barnes	● n/a
Richard Clark	● Lucara Diamond Corp. ● Orca Gold Inc.
Jill Leversage	● Catalyst Paper Corporation ● Delta Gold Corporation

Attendance

The Company held 10 board meetings during the financial year ended December 31, 2014. The following table sets out the number of meetings held by the Board and committees of the Board for the period commencing January 1, 2014 up to and including December 31, 2014 and the attendance record for each of the Company’s current eight directors:

Summary of Attendance of Directors at Meetings(4)(6)
Directors # of meetings held	Board(1) 10	Audit Committee 4	Compensation Committee 2	Governance & Nomination Committee 2
George Paspalas	10	n/a	n/a	n/a
Daniel T. MacInnis	9	n/a	n/a	n/a
Richard Colterjohn	9	4	2	n/a
Derek White(3)	10	4	1(of 1)	n/a
Jonathan Rubenstein	10	n/a	n/a	2
Peter Barnes	10	4	n/a	2
Richard Clark(5)	10	n/a	2	0(of 0)
Jill Leversage(2)	0(of 0)	n/a	n/a	n/a
Notes:
(1)	The Board meets on a regular basis and when appropriate, non-independent directors are asked to step out of the meeting.
(2)	Ms. Leversage joined the Company, as a director, effective December 22, 2014 and no Board meetings followed her appointment in 2014.
(3)	Mr. White joined the Compensation Committees effective June 24, 2014 after which only one Compensation Committee meeting was held.
(4)
On occasion, directors attend committee meetings as guests. As directors attending as guests are not compensated nor do they participate in the approval of resolutions made by the committees, their guest attendance record is not recorded in the table above.

(5)	Mr. Clark joined the Governance and Nomination Committees effective June 24, 2014 after which no Governance and Nomination Committee meetings were held.
(6)	The Finance Committee did not require any meetings during 2014. Financing related issues were dealt with by the full Board.

Board Mandate

The Board adopted a written mandate on May 13, 2014, whereby the Board assumes responsibility to further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a board committee remains with the full board. One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management. The Board also provides guidance to management. The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans. Such planning takes into account, among other things, the principal opportunities and risks of the Company’s business. Strategic issues are reviewed with management and addressed by the full board at regularly scheduled board meetings and at meetings specifically called for this purpose. The Board’s strategic planning process involves having regular board meetings to review reports on the Company’s operations, exploration and development programs, meeting with management on a regular basis, and reviewing business opportunities as presented by management. The Board also meets at least once annually to plan strategy for the future growth of the Company. Frequency of meetings, as well as the nature of agenda items, change depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces.

The Board has responsibility to identify the principal risks of the Company’s business; review existing systems to identify risks and, where applicable, recommend the implementation of appropriate systems to manage such risks and systems designed to ensure timely disclosure of material transactions through the issuance of news releases and financial statements; and monitor senior management. The Board reviews financial performance quarterly.

The Board is specifically responsible for:

a)	Reviewing and approving any proposed changes to the Company’s Notice of Articles or Articles.

b)
Reviewing and authorizing/directing appropriate action with respect to any takeover bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

c)	Approving payment of distributions to Shareholders.

d)	Approving any offerings, issuances or repurchases of share capital or other securities.

e)	Approving the establishment of credit facilities and any other long-term commitments.

f)	Satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

g)	Selecting and appointing, evaluating and (if necessary) terminating the CEO.

h)	Succession planning and other human resource issues.

i)	Developing the Company’s approach to corporate governance, including specific corporate governance principles and guidelines specifically applicable to the Company.

j)
Adopting a strategic planning process, approving long-range strategic plans, taking into account, among other things, the opportunities and risks of the business, and monitoring performance against plans.

k)
Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, taking into account, among other things, the opportunities and risks of the business and monitoring performance for each of the foregoing items.

l)
Identifying and reviewing principal risks of the Company’s business; determining, with input from management and standing committees, what risks are acceptable; and, where appropriate, ensuring that systems and procedures are put in place to monitor and manage risk.

m)	Reviewing policies and processes, as recommended by the Company’s Audit Committee, to ensure that the Company’s internal control and management information systems are operating properly.

n)	Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

o)	Approving the Company’s code of business ethics, which includes a communications policy for the Company, and monitoring its application.

p)	Assessing the contribution of the Board, committees including each director annually, and planning for succession of the Board.

q)	Arranging formal orientation programs for new directors, where appropriate.

Other Mandates

Individual Director Mandate – The Board has adopted a set of guidelines for individual directors which set forth the expectations and responsibilities of each director. The guidelines prescribe, among other things, the requirements that directors demonstrate integrity and high ethical standards in the performance of their duties, observe their fiduciary duty to the Company, avoid conflict by reporting to the Board potential or actual conflict situations, regularly attend and prepare for Board and committee meetings and comply with the policies and guidelines established for the Company.

Chair of the Board – The Board adopted a written mandate on May 13, 2014, whereby the Board has developed specific responsibilities for the chair of the Board. The fundamental responsibility of the chair of the Board is to ensure that the responsibilities of the Board are well understood by both the Board and management, the boundaries between the Board and management are clearly understood and respected, and the Board carries out its responsibilities effectively. The Board requires the chair of the Board, among other things to ensure: (i) that the Board is properly organized, functions effectively, independent of management and meets its obligations and responsibilities, including those relating to corporate governance matters; (ii) liaise with the CEO to promote open and effective relations between management and the Board; and (iii) work with the Corporate Governance and Nomination committee in (a) assessing the effectiveness of the Board, its committees and the contribution of its members, (b) developing strategic criteria for director recruitment and succession planning, (c) and preparing an annual slate of directors to be nominated for election to the Board at the annual meeting of shareholders.

Chair of the Audit Committee – The Board adopted a written mandate on May 13, 2014, whereby the Board has developed specific responsibilities for the audit committee chair (“audit chair”) of the Company. The fundamental responsibility of the audit chair is to ensure that the audit committee executes its mandate to the satisfaction of the Board. The Board requires the audit chair, among other things to ensure: (i) maintain a direct and personal line of communication with the external auditors in a manner to ensure their full independence with management and cooperate with the external auditors to find the best process to address any concern that they may have regarding the affairs of the Company; (ii) maintain a confidential open line of communication for the directors, officers and employees for reporting any violations of laws, governmental regulations or the Company’s Code of Business Conduct and Ethics and to investigate any reported violations to determine the appropriate response including corrective action and preventive measures; and (iii) direct the committee’s meetings in a manner that facilitates the exchange of constructive and objective points of view and opinions, that encourages all audit committee members to participate and that is conducive to good decision-making ensuring that there are private sessions that allow the audit committee to meet with the external auditors separately from management and vice-versa.

Chair of Board Committees – The Board adopted a written mandate on May 13, 2014, whereby the Board has developed specific responsibilities for the chair of any board committee (“committee chair”) other than the audit committee chair who has a specific mandate as outlined above. The fundamental responsibility of the committee chair is to ensure that the committee executes its mandate to the satisfaction of the Board. The Board requires the committee chair, among other things to ensure: (i) prepare the committee meetings’ agendas to ensure that all tasks of the committee are covered in a timely fashion and that each topic is documented in a manner that allows the making of informed recommendations to the Board; (ii) direct the committee’s meetings in a manner that facilitates the exchange of constructive and objective points of view and opinions, that encourages all committee members to participate and that is conducive to good decision-making; and (iii) maintain a close liaison with the chairman of the Board and cooperate with him on any issue facing the committee or any special request he might have.

Chief Executive Officer – The Board adopted a written mandate on May 13, 2014, whereby the Board has developed specific responsibilities for the CEO. The CEO’s primary role is to manage the Company in an effective, efficient and forward-looking way and to fulfill the priorities, goals and objectives determined by the Board in the context of the Company’s strategic plans, budgets and responsibilities and in compliance with the Company’s corporate governance guidelines and Code of Business Ethics, with a view to preserving and increasing Corporate and Stakeholder value. The CEO is responsible to the Board and acts as the liaison between management and the Board. The Board requires the CEO, among other things to: (i) manage the operations of the Company; (ii) oversee the senior management of the Company; and (iii) promote high ethical standards throughout the organization and good corporate governance.

Orientation and Continuing Education

New directors are provided with comprehensive materials with respect to the Company, as well as being given full access to the Company’s datasite, oriented on relevant corporate issues including short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. Directors also get regular geologic reviews of the Company’s projects and visits to the Company’s material properties are scheduled when feasible. When a new director comes aboard, they will have the opportunity to become familiar with the Company by meeting with the other directors, officers and employees of the Company. As each director has a different skillset and professional background, orientation and training activities will be tailored to the particular needs of each director. The Governance and Nomination Committee reviews, approves and reports to the Board on the orientation process for new directors.

In February 2014, the Board, as then comprised, attended a two-day strategy and education session which included presentations with respect to commodity prices/outlooks and applicable Mexican law and political matters. In March 2015, at a two-day strategy and education session updates to the commodity presentation were reviewed by the Board and updates were provided in respect of Mexican law focused particularly around Ejido issues.

All eight nominated directors attended a site visit to the Company’s main asset (the Juanicipio Property in Zacatecas State, Mexico) in April 2015 to review the project’s development progress.

Based on its annual survey of skills of the incumbent directors and its annual assessment of additional capacities needed on the Board, the Corporate Governance and Nomination Committee believes that the current directors have the appropriate skills for the Company’s needs.

By using a board of directors composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the Board operates effectively and efficiently. The Governance and Nomination Committee will review, approve and report to the Board on plans for the ongoing development of existing board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current. Directors are currently provided with relevant reading materials, encouraged to obtain director accreditation and to attend relevant courses at the expense of the Company. All eight of the nominated directors, along with three senior officers, attended the ICSA Directors’ Education and Accreditation Program (“DEAP”) during 2014/15 that was arranged by the Company, and each are now accredited directors (Acc.Dir). In order to remain members in good standing with ICSA, each director is required to undertake a minimum of twenty (20) hours of continuing professional development annually. Messrs. Barnes and Rubenstein are also accredited directors (members) with the Institute of Corporate Directors (ICD.D).

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the directors, officers and employees of the Company which sets out the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing. Compliance with the Code is mandatory for every director, officer and employee of the Company and any of its subsidiaries. Each director, officer and employee verifies that he or she has reviewed and understands the Code and will abide by its terms. A copy of the Code is available on the Company’s website at www.magsilver.com or may be obtained under the Company’s profile on SEDAR at www.sedar.com.

The Company’s Board and Audit Committee monitor compliance with the Code. All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code. In addition to responding to any complaints or violations reported directly to board members, the Audit Committee Chairman makes periodic inquiries of Company management as to issues related to compliance with Code requirements. In addition, in the course of regular business and operations updates provided by Company management to the Board, there are opportunities to discuss any compliance issues.

As required under the Business Corporations Act (British Columbia) and the Company’s Articles:

•
A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

•
A director who holds a disclosable interest (as that term is used in the Business Corporations Act (British Columbia)) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve the contract or transaction.

In order to ensure a culture of ethical business conduct, the Board seeks directors who have solid track records in areas ranging from law and finance to exploration and mining. Directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering must abstain from voting on such matters. Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any board discussion with respect to that contract or transaction. In addition, the Code requires all directors to obtain specific permission of the Governance and Nomination Committee prior to any involvement in activities that create or give the appearance of a conflict of interest.

Nomination of Directors

All of the Company’s directors are involved in the search for candidates to fill Board vacancies as and when they arise. A candidate for nomination should have direct experience in the mining business and significant public company experience and must not have a significant conflicting public company association.

The Board has established a Governance and Nomination Committee which is currently composed entirely of three independent directors: Peter Barnes (Chair), Richard Clark and Jonathan Rubenstein. The Governance and Nomination Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become board and board committee members, and recommending to the Board director nominees for appointment or election to the Board, and (b) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices.

In addition to its nomination function, the Governance and Nomination Committee is responsible for providing the Board with recommendations relating to corporate governance in general, including, without limitation: (a) all matters relating to the stewardship role of the Board in respect of the management of the Corporation; (b) board size and composition, including the candidate selection process and the orientation of new members; and (c) such procedures as may be necessary to allow the Board to function independently of management. The Governance and Nomination Committee meets at least once per year.

The Company has strong anti-discrimination policies which are fundamental to the Company’s operations. As outlined above, the Governance and Nomination Committee supports diversity, including gender diversity, in the boardroom and in its succession planning efforts endeavors to actively seek out highly qualified women and individuals from minority groups to include in the pool from which board nominees are chosen. Senior executive and board candidates are chosen based on the skillset and experience required by the Company at the time of hire and/or nomination.

Compensation

The Board has appointed a Compensation Committee composed entirely of three independent directors: Richard Colterjohn (Chair), Richard Clark and Derek White. The Compensation Committee’s primary responsibility is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company. The Compensation Committee meets at a minimum annually (or as required) to review and recommend the remuneration for the upcoming year, for Board approval.

On an on-going basis, the Board in consultation with the Compensation Committee reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. The Company’s Compensation Committee reviews, and recommends to the Board for approval, the general compensation philosophy and guidelines for all directors and executive officers, including the CEO. Amongst other things, these recommendations cover short and long term incentive plan designs and remuneration levels.

The Compensation Committee often engages independent executive compensation consulting firms specializing in executive and board of director compensation reviews. Since 2010, the Compensation Committee has engaged Lane Caputo four times including in 2014. Lane Caputo has worked with the Compensation Committee to assemble a comparable industry peer group in each engagement, and has undertaken a comparative compensation analysis of the peer group, including director compensation, and reported back to the Compensation Committee with an Executive Compensation Report.

Audit Committee

The Audit Committee is currently comprised of four independent directors: Derek White (Chair), Peter Barnes, Richard Colterjohn and Jill Leversage. Each member of the Audit Committee is considered to be independent and financially literate in accordance with NI 52-110. The Audit Committee is responsible for assisting the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices, internal controls and its approval of the Company’s annual and quarterly financial statements.

Audit committee information, as required under NI 52-110, is contained in the Company’s Annual Information Form dated March 25, 2015 under the heading “Audit Committee”. Audit Committee information includes the charter, committee composition, relevant education and experience, audit committee oversight, pre-approval policies and procedures, and fees paid to the external auditor. The Company’s Annual Information Form for the year ended December 31, 2014 is available under the Company’s profile on SEDAR at www.sedar.com. A copy of the Company’s Annual Information Form will be provided to any shareholder of the Company without charge by request to the Corporate Secretary of the Company at Suite 770, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

Other Board Committees

In addition to the Audit Committee, Compensation Committee and Governance and Nomination Committee, the Board has established a Disclosure Committee, Sustainability Committee and a Finance Committee.

Disclosure Committee

The Disclosure Committee is comprised of the Chief Executive Officer, the Chief Financial Officer and one independent director together with such other persons as they may delegate from time to time: George Paspalas (Chair), Larry Taddei, Richard Clark and Peter Megaw. The primary objective of this operational committee is to ensure the Company and all applicable persons meet their obligations under the provisions of securities laws and stock exchange rules by establishing a process for the timely disclosure of all material information, ensuring that all applicable persons understand their obligations to preserve the confidentiality of undisclosed material information and ensuring that all appropriate parties who have undisclosed material information know they are prohibited from insider trading and tipping under applicable law, stock exchange rules and the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy.

Sustainability Committee

Effective April 1, 2015, the Board established a Sustainability Committee comprised of a majority of independent directors: Jill Leversage (Chair), Derek White and Dan MacInnis. The primary responsibility of the Sustainability Committee is overseeing the development and implementation of policies and procedures for ensuring a safe, healthy work environment and sustainable development in the communities in which it operates.

Finance Committee

The Finance Committee is comprised of two independent directors together with such other persons as they may delegate from time to time: Peter Barnes (Chair), Richard Colterjohn and Frank Hallam (a former director of the Company, and an individual with considerable finance experience). The Finance Committee is a non-standing Board appointed committee with the primary objective of planning for corporate financing requirements and assessing corporate finance proposals as they are received.

Rotation through Committees

Periodically the composition of the Company’s committees change so that fresh ideas are brought to committee work and all of the directors are exposed to the various facets of the Company.

Assessments

The Governance and Nomination Committee is responsible for establishing appropriate processes for the regular evaluation of the effectiveness and contribution of the Board and its members and its committees and their charters. The Governance and Nomination Committee is also responsible for reviewing on an annual basis: (i) the performance of individual directors, the Board as a whole, and committees of the Board; (ii) the performance evaluation of the chair of each board committee; (iii) the performance evaluation of the CEO, including performance against corporate objectives; and (iv) the range of capabilities represented on the Board as well as those needed for proper board function. As part of the review process, the Governance and Nomination Committee conducts annual written surveys of board members which includes peer assessments and self-assessment sections as well as periodically meets with individual board members to discuss with each director the effectiveness of the Board, its committees and its members.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

Other than routine indebtedness, no current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Dr. Peter Megaw, Chief Exploration Officer

Dr. Peter Megaw, of Arizona, USA, was a member of the Board up until June 24, 2014, at which time he did not stand for re-election at the 2014 Annual General and Special Meeting of Shareholders. Effective June 24, 2014, Dr. Megaw was then appointed MAG’s Chief Exploration Officer (“CXO”).

Dr. Megaw is a principal of Minera Bugambilias, S.A. de C.V. (“Bugambilias”) and Minera Coralillo, S.A. de C.V. (“Coralillo”). The Company acquired the mineral claims of the Batopilas property in 2005 from Bugambilias and Bugambilias has retained a NSR royalty interest in that property. The Company acquired the mineral claims of the Guigui property in 2002 from Coralillo and Coralillo has retained a NSR royalty interest in that property. Dr. Megaw is also a principal of Minera Cascabel S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). The Company is obligated to pay a 2.5% NSR royalty on the Cinco de Mayo Property to Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

In addition, Cascabel and IMDEX have been and will continue to be retained by the Company as a consulting geological firms compensated at industry standard rates, for exploration work performed in Mexico. In addition to fees paid to IMDEX related to Dr. Megaw as an NEO in the capacity of CXO (and as outlined above in the “Statement of Executive Compensation”), during the year ended December 31, 2014, the Company accrued or paid Cascabel and IMDEX the following additional amounts under a Field Services Agreement (“FSA”) between the parties: general consulting, travel and administration fees of $205,760; and, exploration management, field costs and cost reimbursements of $919,298. These costs do not include drilling and assays, which are contracted out independently from Cascabel & IMDEX.

The FSA sets out the professional services to be performed by Dr. Megaw and by Cascabel and IMDEX, and the remuneration for such services. Services include but are not limited to consultation and advice on the Company’s exploration program and furnishing all labor, supervision, materials, tools, equipment and additional personnel when deemed necessary. The services provided do not include drilling and assay work, and a significant portion of the expenditures incurred by Cascabel and IMDEX are on behalf of the Company are charged on a “cost + 10%” basis, in line with industry standards. The FSA is renewed annually and is reviewed regularly by independent members of the Board. The Company has determined that the rates charged by Cascabel and IMDEX are market competitive and that the services provided under the agreement have been beneficial to the Company.

Within the FSA between the MAG and Cascabel/IMDEX, a ‘Right of First Refusal’ has been granted to MAG for any silver properties Cascabel/IMDEX may come across. As part of this agreement, Cascabel/IMDEX have agreed to grant MAG the right of first refusal to examine all silver properties currently in their control, or brought to their attention by others. MAG, and solely at MAG’S discretion, may lease, option, purchase, joint venture or otherwise acquire an interest in such silver properties as may be known or offered by Cascabel/IMDEX to MAG. In recognition of the work carried out by Cascabel/IMDEX to introduce such properties to MAG, a reasonably negotiated Finder’s Fee may be payable by MAG on any new property of merit.

Dan MacInnis, Director

Upon the retirement of Dan MacInnis as President & Chief Executive Officer on October 15, 2013, the Company entered into a consulting contract with a private company controlled by Mr. MacInnis, to which it paid consulting fees of $548,232 in the year ended December 31, 2014. The consulting contract was renewed on January 1, 2015 on a per diem basis.  Mr. MacInnis remains as a member of the Board and is standing for re-election to the Board – see “Election of Directors” above.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors, the appointment of auditors and except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all Shareholders in the capital of the Company.

ADDITIONAL INFORMATION

A copy of this Information Circular has been sent to each director of the Company, each Shareholder entitled to receive notice of, and to vote at, the Meeting and to the auditors of the Company.

Additional information relating to the Company and its business activities is available under the Company’s profile on the SEDAR website at www.sedar.com.

The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year. The Company’s audited financial statements for the period ended December 31, 2014 and related management discussion and analysis may be viewed on the SEDAR website noted above. To request copies of the Company’s audited financial statements and related management discussion and analysis, please contact the Company at Suite 770 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, telephone (604) 630-1399, facsimile (604) 681-0894, e-mail info@magsilver.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto, to the Company’s auditors and to the appropriate regulatory agencies has been authorized by the Board.

DATED as of the 15th day of May, 2015.

BY ORDER OF THE BOARD OF DIRECTORS OF
MAG Silver Corp.
/s/ “George Paspalas”
George Paspalas
President and Chief Executive Officer

APPENDIX A

MAG SILVER CORP.

~~DIRECTORS'~~AMENDED AND RESTATED DEFERRED SHARE UNIT PLAN

Effective May 13, 2014

As Amended [●], 2015

ARTICLE 1.
INTERPRETATION

1.1           Purpose

The purposes of the Plan are:

(a)	to promote a greater alignment of long-term interests between ~~Eligible Directors of the Company~~Participants and the shareholders of the Company; and

(b)
to provide a compensation system for ~~Eligible Directors~~Participants that, together with the other ~~Director~~ compensation mechanisms of the Company, is reflective of the responsibility, commitment and risk accompanying Board membership, in the case of Eligible Directors, or participation in management of the Company, in the case of Eligible Employees, and the performance of the duties required of ~~the various committees of the Board~~Participants.

1.2           Definitions

As used in the Plan, the following terms have the following meanings:

"Account" means the account maintained by the Company in its books for each ~~Eligible Director~~Participant to record the DSUs credited to such ~~Eligible Director~~Participant under the Plan;

"Annual Cash Remuneration" means (A) in the case of a Participant who is an Eligible Director, all amounts ordinarily payable in cash to ~~an Eligible Director~~the Participant by the Company in respect of the services provided by the ~~Eligible Director~~Participant to the Company in connection with such ~~Eligible Director~~Participant's service on the Board in a fiscal year, including without limitation (i) the Cash Retainer, (ii) the fee for serving as a member of a Board committee; (iii) the fee for chairing a Board committee; ~~and~~ (iv) meeting and per diem fees, which amounts shall, unless otherwise determined by the Board, be payable Quarterly in arrears~~.~~  ; and (B) in the case of a Participant who is an Eligible Employee, any amount payable to such Eligible Employee under any annual incentive plan of the Company;

"Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

"Blackout Period" means a period during which a Participant is to refrain from trading in the Company’s securities pursuant to a restriction imposed by the Company on all or any of its executives, employees, insiders or persons in a “special relationship” (as defined in the Securities Act) with the Company.

"Beneficiary" means an individual who, on the date of ~~an Eligible Director~~a Participant's death, is the person who has been designated in accordance with Section 4.8 and the laws applying to the Plan, or where no such individual has been validly designated by the ~~Eligible Director~~Participant, or where the individual does not survive the ~~Eligible Director~~Participant, the ~~Eligible Director~~Participant's legal representative;

"Board" means the Board of Directors of the Company;

"Code" means the U.S. Internal Revenue Code of 1986, as amended and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder;

"Company" means MAG Silver Corp. and includes any successor corporation thereof, and any reference in the Plan to action by the Company means action by or under the authority of the Board;

"Conversion Date" means the date used to determine the Fair Market Value of a Deferred Share Unit for purposes of determining the number of Deferred Share Units to be credited to ~~an Eligible Director~~a Participant under Section 2.3 and, in any event, shall not be earlier than the first business day of the year in respect of which the Deferred Share Units are being provided;

"Deferred Share Unit" or "DSU" means a unit credited by the Company to ~~an Eligible Director~~a Participant by way of a bookkeeping entry in the books of the Company, as determined by the Board, pursuant to the Plan, the value of which at any particular date shall be the Fair Market Value at that date;

"Director" means a member of the Board;

"DSU Award Agreement" means the agreement setting out the terms of any DSU award in the form of Schedule B hereto, or such other form as may be prescribed by the Board from time to time;

"Effective Date" has the meaning ascribed thereto in Section 1.3;

"Elected Percentage" has the meaning ascribed thereto in Schedule A;

"Election Notice" means the written election under Section 2.2 to receive Deferred Share Units, in the form of Schedule A hereto, or such other form as may be prescribed by the Board from time to time;

"Eligible Director" means any Director who is not an employee (determined without regard to the Income Tax Act (Canada)), and including any non-executive Chair of the Board and any individual providing services to the Company as a consultant or independent contractor;

"Eligible Employee" means an employee of the Company who has been designated by the Board as eligible to receive DSUs under the Plan; provided that in such case, an Eligible Employee who is a resident of the United States must be an “accredited investor” as defined in Rule 501 under the U.S. Securities Act of 1933, as amended;

"Entitlement Date" has the meaning ascribed thereto in Section 3.1;

"Fair Market Value" means, with respect to any particular date, (i) if the Shares are listed on the Stock Exchange, the closing trading price of the Shares on the Trading Day immediately preceding the particular date; (ii) if the Shares are listed on more than one Stock Exchange, the Fair Market Value as determined in accordance with paragraph (i) above for the primary Stock Exchange on which the Shares are listed, as determined by the Board; and (iii) if the Shares are not listed for trading on a Stock Exchange, a price which is determined by the Board to be the fair value of the Shares, taking into consideration all factors that the Board deems appropriate, including recent sale and offer prices of the Shares in private transactions negotiated at arms' length;

"Insider" means an “insider” as defined in the policies of the Toronto Stock Exchange relating to security-based compensation arrangements;

"Participant" means an Eligible Director or Eligible Employee, as applicable;

"Plan" means this MAG Silver Corp. ~~Directors'~~ Deferred Share Unit Plan, as amended from time to time;

"Quarter" means a fiscal quarter of the Company, which, until changed by the Company, shall be the three month period ending March 31, June 30, September 30 and December 31 in any year and "Quarterly" means each "Quarter";

"Share" means a common share of the Company and such other share as may be substituted for it as a result of amendments to the notice of articles of the Company, arrangement, reorganization or otherwise, including any rights that form a part of the common share or substituted share;

"Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan, share unit plan, deferred share unit plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of loan, guarantee or otherwise, but excludes any options, Shares, share units, deferred share units or award involving the issuance or potential issuance of Shares granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual;

"Securities Act" means the Securities Act (British Columbia), RSBC 1996, c.418, as from time to time amended

"Stock Exchange" means The Toronto Stock Exchange and such other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market;

"Stock Exchange Rules" means the applicable rules of any stock exchange upon which shares of the Company are listed;

"Termination Date" means the date of ~~an Eligible Director~~a Participant's death, or retirement from, or loss of office or employment with the Company or a corporation related to the Company, within the meaning of paragraph 6801(d) of the regulations under the Income Tax Act (Canada), including, in the case of a Participant who is an Eligible Director, (i) the voluntary resignation or retirement of ~~an Eligible Director~~a Participant from the Board; or (ii) the removal of ~~an Eligible Director~~such Participant from the Board whether by shareholder resolution or failure to achieve re-election; provided that, solely with respect to ~~an Eligible Director~~a Participant who is a US Taxpayer, such retirement or loss of office is also a “separation from service” within the meaning of Section 409A of the Code such that it is reasonably anticipated that no further services will be performed;

"Trading Day" means any date on which the Stock Exchange is open for the trading of Shares and on which Shares are actually traded; and

"US Taxpayer" means an individual who is a citizen or permanent resident of the United States for purposes of the Code or an individual for whom the compensation subject to deferral under this Plan would otherwise be subject to income tax under the Code.

1.3           Effective Date

The Plan shall be effective as of May 13, 2014 (the "Effective Date").

~~1.4           Eligibility~~

~~If an Eligible Director should become an officer (other than non-executive Chairman) or employee of the Company while remaining as a Director, his eligibility for the Plan shall be suspended effective the date of the commencement of his employment and shall resume upon termination of such employment, provided he continues as a Director of the Company.  During the period of such ineligibility, such individual shall not be entitled to receive or be credited with any Deferred Share Units under the Plan, other than dividend equivalent allocations under Section 2.5.~~

1.4           ~~1.5~~ Construction

In this Plan, all references to the masculine include the feminine; references to the singular shall include the plural and vice versa, as the context shall require.  If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.  Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions contained herein.  References to "Section" or "Sections" mean a section or sections contained in the Plan, unless expressly stated otherwise.  All amounts referred to in this Plan are stated in Canadian dollars unless otherwise indicated.

1.5           ~~1.6~~ Administration

The Board may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to a committee of the Board or any one or more directors, officers or employees of the Company as it may determine from time to time, on terms and conditions as it may determine, except the Board shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with Applicable Law.  The Board may also appoint or engage a trustee, custodian or administrator to administer or implement the Plan or any aspect of it, except that the Board shall not, and shall not be permitted to, appoint or engage such a trustee, custodian or administrator to the extent such appointment or engagement is not consistent with Applicable Law.

Subject to the foregoing, the Board shall, in its sole and absolute discretion:  (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; and (iii) make any other determinations that the Board deems necessary or desirable for the administration of the Plan.  The Board may correct any defect or rectify any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Board deems, in its sole and absolute discretion, necessary or desirable.  Any decision of the Board or any delegate of the Board with respect to the administration and interpretation of the Plan shall be conclusive and binding on the ~~Eligible Director~~Participant and any other person claiming an entitlement or benefit through the ~~Eligible Director~~Participant.  All expenses of administration of the Plan shall be borne by the Company as determined by the Board.

1.6           ~~1.7~~ Governing Law

The Plan shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province. Any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of British Columbia.

ARTICLE 2.
ELECTION UNDER THE PLAN

2.1           Payment of Annual Cash Remuneration

(a)
Subject to Section 2.1(b) and Section 2.2 and such rules, regulations, approvals and conditions as the Board may impose, ~~an Eligible Director~~a Participant may elect to receive his or her Annual Cash Remuneration in the form of Deferred Share Units, cash or any combination thereof.

(b)
Notwithstanding any election by a Participant who is an Eligible Employee to receive Annual Cash Remuneration in the form of Deferred Share Units, the Board retains sole and absolute discretion to decline to grant Deferred Share Units to such Participant pursuant to such election.  Where the Board declines to give effect, in whole or in part, to an election by an Eligible Employee to receive all or any portion of his Annual Cash Remuneration in the form of Deferred Share Units, the Eligible Employee shall remain eligible to receive any Annual Cash Remuneration that is not provided in the form of Deferred Share Units in cash.

2.2           Election Process

(a)
A person who is ~~an Eligible Director~~a Participant on the effective date of the Plan may elect a form or forms of payment of Annual Cash Remuneration payable for services provided after such effective date of the Plan by completing and delivering to the ~~Secretary~~secretary of the Company an initial Election Notice by no later than 30 days after the effective date of the Plan, which shall apply to the ~~Eligible Director~~Participant's Annual Cash Remuneration payable for services provided after the effective date of such election~~, subject to the provisions of Section 2.2(c)~~.

(b)
A Participant who is an Eligible Employee on the date on which the Plan was amended may elect a form or forms of payment of Annual Cash Remuneration payable for services provided after such date by completing and delivering to the secretary of the Company an initial Election Notice by no later than 30 days after the date on which the shareholder approval of the amendments to the Plan was obtained.

(c)
~~(b)~~ An individual who becomes ~~an Eligible Director~~a Participant during a year may elect the form or forms of payment of Annual Cash Remuneration earned in Quarters that commence after the date the election is made by completing and delivering to the ~~Secretary~~secretary of the Company an Election Notice within 30 days after the individual becomes ~~an Eligible Director~~a Participant.

(d)
~~(c) An Eligible Director~~A Participant who has previously made an election under this Section 2.2, or who has never made an election under the Plan may elect the form or forms of payment of Annual Cash Remuneration for a subsequent period by completing and delivering to the secretary of the Company a new Election Notice prior to January 1 of the calendar year that includes the first day of the relevant period.

(e)
~~(d)~~ The Board may prescribe election forms for use by ~~Eligible Directors~~Participants who are residents of a jurisdiction other than Canada that differ from the election forms it prescribes for use by Canadian resident ~~Eligible Directors~~Participants where the Board determines it is necessary or desirable to do so to obtain comparable treatment for the Plan, the ~~Eligible Directors~~Participants or the Company under the laws or regulatory policies of such other jurisdiction as is provided under the laws and regulatory policies of Canada and its Provinces, provided that no election form prescribed for use by a non-resident of Canada shall contain terms that would cause the Plan to cease to meet the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) and any successor to such provisions.

(f)
~~(e)~~ For greater certainty, if the Company establishes a policy for members of the Board or executives of the Company with respect to the acquisition and / or holding of Shares and / or DSUs, each Director and Eligible Employee shall ensure that any election he or she makes under this Section 2.2 complies with any such applicable policy.

2.3           Deferred Share Units

(a)
Deferred Share Units elected by ~~an Eligible Director~~a Participant pursuant to Section 2.2 shall, subject to Section 2.1(b) in the case of a Participant who is an Eligible Employee, be credited to the ~~Eligible Director~~Participant's Account as of the applicable Conversion Date.  The number of Deferred Share Units (including fractional Deferred Share Units) to be credited to ~~an Eligible Director~~a Participant's Account as of a particular Conversion Date pursuant to this Section 2.3(a) shall be determined by dividing the portion of that ~~Eligible Director~~Participant's Annual Cash Remuneration for the applicable period to be satisfied by Deferred Share Units by the Fair Market Value on the particular Conversion Date, which Conversion Date shall (i) in the case of a Participant that is an Eligible Director, unless otherwise determined by the Board, ~~shall~~ be the last day of the Quarter in which such portion of the Eligible Director~~'~~’s Annual Cash Remuneration was earned~~.~~ , and (ii) in the case of a Participant that is an Eligible Employee, be the date of which the Eligible Employee would otherwise be paid such Annual Cash Remuneration.

(b)	In addition to Deferred Share Units granted pursuant to Section 2.3(a):

(i)
subject to Section 2.4(c) and 2.4(d), the Board may award such number of Deferred Share Units to ~~an Eligible Director~~a Participant as the Board deems advisable to provide the ~~Eligible Director~~Participant with appropriate equity-based compensation for the services he or she renders to the Company.  Subject to Applicable Law, the Board shall determine the date on which such Deferred Share Units may be granted and the date as of which such Deferred Share Units shall be credited to ~~an Eligible Director~~a Participant's Deferred Share Unit Account, together with any terms or conditions with respect to the vesting of such Deferred Share Units.  The Company and ~~an Eligible Director~~a Participant who receives an award of Deferred Share Units pursuant to this Section 2.3(b) shall enter into a DSU Award Agreement to evidence the award and the terms, including terms with respect to vesting, applicable thereto;

(ii)
notwithstanding any other provision hereunder, at the discretion of the Board, ~~Eligible Directors~~a Participant may receive a grant of Deferred Share Units under the Plan upon such ~~Eligible Director~~Participant's first election or appointment to the Board, or at any time in respect of services as an employee of the Company provided by a Participant who is an Eligible Employee, provided that, where such Deferred Share Units may be settled in Shares, the equity award value, based on grant date fair value, of such grant of Deferred Share Units, in combination with the equity award value, based on grant date fair value, of any grant made to ~~such~~a Participant who is an Eligible Director in respect of his or her first election or appointment to the Board under any other Share Compensation Arrangement shall not exceed $150,000. For greater certainly, the limitation on equity award value referenced above shall not apply to a Participant who is an Eligible Employee.

(c)
Deferred Share Units credited to ~~an Eligible Director~~a Participant's Account under Section 2.3(a), together with any additional Deferred Share Units granted in respect thereof under Section 2.5, will be fully vested upon being credited to ~~an Eligible Director~~a Participant's Account and the ~~Eligible Director~~Participant's entitlement to payment of such Deferred Share Units at his Termination Date shall not thereafter be subject to satisfaction of any requirements as to any minimum period of membership on the Board.

(d)
Deferred Share Units credited to ~~an Eligible Director~~a Participant's Account under Section 2.3(b), together with any additional Deferred Share Units granted in respect thereof under Section 2.5, will vest in accordance with such terms and conditions as may be determined by the Board and set out in the DSU Award Agreement.

(e)
The Board may specify in a DSU Award Agreement entered into pursuant to Section 2.3(b) whether the Deferred Share Units subject to such agreement will be settled in cash or Shares, or both cash and Shares, provided that where a DSU Award Agreement does not provide for the settlement of the Deferred Share Units subject to such agreement in Shares, such Deferred Share Units may only be settled in cash.

(f)
Notwithstanding the provisions under this Section 2.3: (a) the Board shall ensure that no Deferred Share Units are granted on a date which falls within a Blackout Period or on the first Trading Day following the date on which the relevant Blackout Period has expired; and (b) if the Conversion Date falls on a day within a Blackout Period, then the Conversion Date shall be automatically postponed until the second Trading Day following the date on which the relevant Blackout Period has expired.

2.4           Maximum Number of Shares and Limits

(a)
Subject to Section 2.4(a) and to adjustment pursuant to Section 2.7, the maximum number of Shares that may be issued pursuant to the Plan shall be a number equal to 0.75% of the number of issued and outstanding Shares on a non-diluted basis at any time, provided that the number of Shares issued or issuable under all Share Compensation Arrangements shall not exceed 8% of the number of issued and outstanding Shares on a non-diluted basis.

(b)	All Shares subject to Deferred Share Units that terminate or are cancelled without being settled shall be available for any subsequent Grant.

(c)
The aggregate equity award value, based on grant date fair value, of any grants of Deferred Share Units under Section 2.3(b)(i) that are eligible to be settled in Shares, in combination with the aggregate equity award value, based on grant date fair value, of any grants under any other Share Compensation Arrangement, that may be made to a Participant who is an Eligible Director for a year shall not exceed $150,000. For greater certainly, the limitation on equity award value referenced above shall not apply to a Participant who is an Eligible Employee.

(d)	Under this Plan and any other Share Compensation Arrangements of the Company:

(i)	the number of Shares issuable to Insiders, and

(ii)	the number of Shares issued to Insiders, within a one year period shall not exceed 10% of the issued and outstanding Shares. Any options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of this Plan, be included (and not excluded) in determining whether the number of Shares issued or issuable might exceed the limitations set out in this Section 2.4(d).

(e)
Notwithstanding anything herein to the contrary, the Company's obligation to issue and deliver Shares in respect of any DSU is subject to the satisfaction of all requirements under Applicable Law in respect thereof and obtaining all regulatory approvals as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof and the receipt from the ~~Eligible Director~~Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction or to comply with Applicable Law.  In this connection, the Company shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Shares in compliance with Applicable Law.  In a case of the issuance of Shares in respect of any Deferred Share Units granted to ~~an Eligible Director~~a Participant resident in the United States of America, such issuance shall be contingent upon receipt of completed representations as set forth in Schedule D hereto.

2.5           Dividends

On any payment date for dividends paid on Shares, ~~an Eligible Director~~a Participant shall be credited with dividend equivalents in respect of Deferred Share Units credited to the ~~Eligible Director~~Participant's Account as of the record date for payment of dividends.  Such dividend equivalents shall be converted into additional Deferred Share Units (including fractional Deferred Share Units) based on the Fair Market Value as of the date on which the dividends on the Shares are paid.

2.6           Eligible ~~Director~~Participant's Account

~~An Eligible Director~~A Participant's Account shall record at all times the number of Deferred Share Units standing to the credit of the ~~Eligible Director~~Participant.  Upon payment in satisfaction of Deferred Share Units credited to ~~an Eligible Director~~a Participant in the manner described herein, such Deferred Share Units shall be cancelled.  A written confirmation of the balance in each ~~Eligible Director~~Participant's Account shall be provided by the Company to the ~~Eligible Director~~Participant at least annually.

2.7           Adjustments and Reorganizations

Notwithstanding any other provision of the Plan, in the event of any change in the Shares by reason of any stock dividend, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Shares or distribution of rights to holders of Shares or any other form of corporate reorganization whatsoever, an equitable adjustment permitted under Applicable Law shall be made to any Deferred Share Units then outstanding.  Such adjustment shall be made by the Board, subject to Applicable Law, shall be conclusive and binding for all purposes of the Plan.

ARTICLE 3.
REDEMPTIONS

3.1           Redemption of Deferred Share Units – Non-US Taxpayers

Subject to Sections ~~3.4~~3.5 and ~~3.5, an Eligible Director~~3.6, a Participant who is not a US Taxpayer may elect up to two separate dates as of which either a portion (specified in whole percentages or number of Deferred Share Units on any one date) or all of the Deferred Share Units credited to the ~~Eligible Director~~Participant's Account shall be redeemed (each such date being an "Entitlement Date") by filing one or two irrevocable written redemption elections with the ~~Secretary~~secretary of the Company prior to the Entitlement Date specified in the redemption election.  No Entitlement Date elected by ~~an Eligible Director~~a Participant pursuant to this Section 3.1 shall be before the date that is three months after the ~~Eligible Director~~Participant's Termination Date, or later than December 15 of the calendar year following the year in which the ~~Eligible Director~~Participant's Termination Date occurs.  Where ~~an Eligible Director~~a Participant to whom this Section 3.1 applies does not elect a particular date or dates within the permissible period set out above as his Entitlement Date or Entitlement Dates, as the case may be, there shall be a single Entitlement Date for such ~~Eligible Director~~Participant which, subject to Section ~~3.4~~3.5, shall be December 15 of the year following the year in which the ~~Eligible Director~~Participant's Termination Date occurs.

3.2           Redemption of Deferred Share Units – US Taxpayer

Notwithstanding anything contrary in the Plan, subject to Section ~~3.6~~3.7, the Entitlement Date of a US Taxpayer shall be the first Trading Day that is more than six months after his Termination Date and all Deferred Share Units credited to such US Taxpayer's Account on such date shall be redeemed and settled in accordance with Section 3.3 within 90 days following such Entitlement Date.

3.3           Settlement of Deferred Share Units

Subject to Section 4.13, ~~an Eligible Director~~a Participant, or the Beneficiary of ~~an Eligible Director~~a Participant, as the case may be, whose Deferred Share Units are redeemed hereunder as of an Entitlement Date shall be entitled to receive from the Company, as a single distribution and not in installments, a cash payment, Shares or any combination of cash and Shares, as determined by the Board, subject to the DSU Award Agreement applicable to such Deferred Share Units, if any.  Settlement in Shares shall be made by way of the issuance by the Company of one Share for each Deferred Share Unit being settled in Shares as of the relevant Entitlement Date.  Settlement of Deferred Share Units in cash shall be made by way of the lump sum payment of an amount equal to the Fair Market Value on the relevant Entitlement Date multiplied by the number of Deferred Share Units being settled in cash as of such Entitlement Date.  No fractional Shares will be issued and any fractional Deferred Share Units shall be settled in cash based on the Fair Market Value on the relevant Entitlement Date.

3.4           Postponed Settlement

If the Entitlement Date of a Participant’s Deferred Share Units, whether in cash, Shares or any combination thereof, would, in the absence of this Section 3.4 fall within a Blackout Period applicable to such Participant, such settlement shall be automatically postponed until the second Trading Day following the date on which the relevant Blackout Period has expired.

3.5           ~~3.4~~ Extended Entitlement Date

In the event that the Board is unable, by ~~an Eligible Director~~a Participant's Entitlement Date, to compute the final value of the Deferred Share Units recorded in such ~~Eligible Director~~Participant's Account by reason of the fact that any data required in order to compute the market value of a Share has not been made available to the Board and such delay is not caused by the ~~Eligible Director~~Participant, then the Entitlement Date shall be the next following Trading Day on which such data is made available to the Board.

3.6           ~~3.5~~ Limitation on Extension of Entitlement Date

Notwithstanding any other provision of the Plan, all Shares issuable and any payments hereunder to, or in respect of, ~~an Eligible Director~~a Participant who is not a US Taxpayer shall be issued or paid, as applicable, on or before December 31 of the calendar year commencing immediately after the ~~Eligible Director~~Participant's Termination Date.  For greater certainty, except as provided in Section ~~3.4,~~3.5, Shares issuable and payments hereunder to or in respect of a US Taxpayer shall be issued or paid, as applicable, within the time determined in accordance with Section 3.2 or Section 3.3, as applicable.

3.7           ~~3.6~~ Death of Eligible ~~Director~~Participant

In the event of ~~an Eligible Director~~a Participant's death, Shares shall become issuable and/or amounts payable in respect of any and all Deferred Share Units then credited to the ~~Eligible Director~~Participant's Account in accordance with Sections 3.3, ~~3.4~~3.5 and ~~3.5~~3.6 as soon as reasonably practicable after the ~~Eligible Director~~Participant's date of death and such date of death shall be deemed to be the sole Entitlement Date with respect to the ~~Eligible Director~~Participant; provided that, solely with respect to a deceased US Taxpayer, in no event  shall such Shares be issued or any payment made later than December 31 of the calendar year in which the death occurs, or if later, the 15th day of the third month following the ~~Eligible Director~~Participant's date of death.

ARTICLE 4.
GENERAL

4.1           Unfunded Plan

Unless otherwise determined by the Board, the Plan shall be unfunded.  To the extent any individual holds any rights by virtue of an election under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured general creditor of the Company.

4.2           Successors and Assigns

The Plan shall be binding on all successors and permitted assigns of the Company and ~~an Eligible Director~~a Participant, including without limitation, the estate of such ~~Eligible Director~~Participant and the legal representative of such estate, or any receiver or trustee in bankruptcy or representative of the Company's or the ~~Eligible Director~~Participant's creditors.

4.3           Plan Amendment

The Board may without shareholder approval amend, suspend or cancel the Plan or Deferred Share Units granted hereunder as it deems necessary or appropriate, provided that:

(a)	any approvals required under applicable law or the Stock Exchange Rules are obtained;

(b)
shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of Shares issuable from treasury under the Plan; (ii) a change in the definition of Fair Market Value which would result in an increase in the value of Deferred Share Units redeemed under the Plan; (iii) a change in the term of any Deferred Share Units; (iv) an amendment to the amending provisions of the Plan so as to increase the Board's ability to amend the Plan without shareholder approval; (v) a reduction in the Fair Market Value in respect of any Deferred Share Units benefitting a participant; (vi) any change to the categories of individuals eligible to be selected for grants of Deferred Share Units where such change may broaden or increase the participation of Insiders under the Plan; (vii) any amendment to remove or exceed the Insider participation limits set out in Section 2.4(d); (viii) an amendment that would permit Deferred Share Units to be transferrable or assignable other than for normal estate settlement purposes; and

(c)
no such amendment shall, without the consent of the ~~Eligible Director~~Participant or unless required by law, adversely affect the rights of ~~an Eligible Director~~a Participant with respect to any amount in respect of which ~~an Eligible Director~~a Participant has then elected to receive Deferred Share Units or Deferred Share Units which the ~~Eligible Director~~Participant has then been granted under the Plan.

4.4           Notwithstanding Section 4.3, any amendment of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision and the requirements of Section 409A of the Code, as may apply to ~~Eligible~~ Participants who are U.S. Taxpayers.  For avoidance of doubt, and notwithstanding Section 4.3, if any provision of the Plan contravenes any regulations or U.S. Treasury guidance promulgated under Section 409A of the Code or would cause the Deferred Share Units to be subject to the interest and penalties under Section 409A of the Code, such provision of the Plan shall, to the extent that it applies to U.S. Taxpayers, be modified, without the consent of any ~~Eligible~~ Participant, to maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Section 409A of the Code.

4.5           Plan Termination

The Board may terminate the Plan at any time but no such termination shall, without the consent of the ~~Eligible~~ Participant or unless required by law, adversely affect the rights of ~~an Eligible~~a Participant with respect to any amount in respect of which ~~an Eligible~~a Participant has then elected to receive Deferred Share Units or Deferred Share Units which the ~~Eligible~~ Participant has then been granted under the Plan.  Notwithstanding the foregoing, any termination of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision and the requirements of Section 409A of the Code as may apply to ~~Eligible~~ Participants who are U.S. Taxpayers.

4.6           Applicable Trading Policies and Reporting Requirements

The Board and each ~~Eligible Director~~Participant will ensure that all actions taken and decisions made by the Board or ~~an Eligible Director~~a Participant, as the case may be, pursuant to the Plan, comply with applicable securities laws and regulations and policies of the Company relating to insider trading and "black out" periods.  All Deferred Share Units shall be considered a "security" of the Company solely for reporting purposes under the insider trading policy of the Company.

4.7           Currency

All payments and benefits under the Plan shall be determined and paid in the lawful currency of Canada.

4.8           Designation of Beneficiary

Subject to the requirements of Applicable Law, ~~an Eligible Director~~a Participant may designate in writing a person who is a dependant or relation of the ~~Eligible Director~~Participant as a beneficiary to receive any benefits that are payable under the Plan upon the death of such ~~Eligible Director~~Participant.  The ~~Eligible Director~~Participant may, subject to Applicable Law, change such designation from time to time.  Such designation or change shall be in the form of Schedule C.  The initial designation of each ~~Eligible Director~~Participant shall be executed and filed with the ~~Secretary~~secretary of the Company within sixty (60) days following the Effective Date of the Plan.  Changes to such designation may be filed from time to time thereafter.

4.9           Rights of ~~Eligible Directors~~Participants

Except as specifically set out in the Plan, no Eligible ~~Director~~Participant, or any other person shall have any claim or right to any benefit in respect of Deferred Share Units granted or amounts payable pursuant to the Plan.

Rights of ~~Eligible Directors~~Participants respecting Deferred Share Units and other benefits under the Plan shall not be transferable or assignable other than by will or the laws of descent and distribution.

The Plan shall not be construed as granting ~~an Eligible Director~~a Participant a right to be retained as a member of the Board or a claim or right to any future grants of Deferred Share Units, future amounts payable or other benefits under the Plan.

Under no circumstances shall Deferred Share Units be considered Shares nor shall they entitle any ~~Eligible Director~~Participant or other person to exercise voting rights or any other rights attaching to the ownership of Shares.

4.10           Compliance with Law

Any obligation of the Company pursuant to the terms of the Plan is subject to compliance with Applicable Law.  The ~~Eligible Directors~~Participants shall comply with Applicable Law and furnish the Company with any and all information and undertakings as may be required to ensure compliance therewith.

4.11           Administration Costs

The Company will be responsible for all costs relating to the administration of the Plan.

4.12           Limited Liability

No member of the Board, any committee of the Board or any officer or employee of the Company or any subsidiary, partnership or trust of the Company or other controlled entity (each a "MAG Entity") shall be liable for any action or determination made in good faith pursuant to the Plan, any Election Notice or DSU Award Agreement under the Plan. To the fullest extent permitted by law, the Company and its Affiliates shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such person is or was a member of the Board or a committee of the Board or is or was an officer or employee of the Company or a MAG Entity.

4.13           Withholding

The Company may withhold from any amount payable to ~~an Eligible Director~~a Participant, either under the Plan or otherwise, such amount as may be necessary to enable the Company to comply with the applicable requirements of any federal or provincial tax law or authority relating to the withholding of tax or any other required deductions with respect to Deferred Share Units.  The Company may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Company may determine in its discretion, by (a) selling on behalf of any ~~Eligible Director~~Participant, or causing any ~~Eligible Director~~Participant to sell, any Shares issued hereunder, or retaining any amount payable, which would otherwise be provided or paid to the ~~Eligible Director~~Participant hereunder or (b) requiring ~~an Eligible Director~~a Participant, as a condition to the redemption of any Deferred Share Units, to make such arrangements as the Company may require so that the Company can satisfy such withholding obligations, including, without limitation, requiring the ~~Eligible Director~~Participant to remit to the Company in advance, or reimburse the Company for, any such withholding obligations.

Schedule A
MAG Silver Corp. ~~Directors'~~Amended and Restated Deferred Share Unit Plan
 (the "Plan")

ELECTION NOTICE

•	Election:

Subject to Part II of this Notice, for the period         to        , I hereby elect to receive the following percentage (the "Elected Percentage") of my Annual Cash Remuneration by way of Deferred Share Units ("DSUs"):

	Percentage in DSUs	Percentage in Cash
Annual Cash Remuneration	___%	___%

•	Acknowledgement

           I confirm and acknowledge that:

•	I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

•	I will not be able to cause the Company or any Affiliate thereof to redeem DSUs granted under the Plan until the date specified in the Plan following my Termination Date.

•
When DSUs credited to my Account pursuant to this election are redeemed in accordance with the terms of the Plan after my Termination Date, income tax and other withholdings as required will arise at that time.  Upon redemption of the DSUs, the Company will make all appropriate withholdings as required by law at that time.

•	The value of DSUs is based on the value of the Shares and therefore is not guaranteed.

•	No funds will be set aside to guarantee the payment of DSUs. Future payment of DSUs will remain an unfunded and unsecured liability recorded on the books of the Company.

•	This election is irrevocable.

•
The foregoing is only a brief outline of certain key provisions of the Plan.  In the event of any discrepancy between the terms of the Plan and the terms of this Election Notice, the terms of the Plan shall prevail.  All capitalized expressions used herein shall have the same meaning as in the Plan unless otherwise defined above.

           ______________________________                                                                ______________________
           Date                                                                (Name of Eligible ~~Director~~Participant)
                                                                           ______________________
                                                                           (Signature of Eligible ~~Director~~Participant)

Schedule B
~~MAG Silver Corp. Directors'~~Amended and Restated Deferred Share Unit Plan
 (the "Plan")

DSU AWARD AGREEMENT

•	Notice of Crediting of DSUs

This Agreement confirms the crediting by MAG Silver Corp. (the "Company") to the Account of the director named below (the "Eligible ~~Director~~Participant") pursuant to Section [2.3(b)(i) / 2.3(b)(ii)]  of the Plan of          [number] Deferred Share Units ("DSUs") effective , 20      (the "Effective Date") on the terms set out in the Plan.

•
[Vesting – insert vesting conditions if any or] All DSUs referred to in Part I above, together with any additional DSUs credited to the ~~Eligible Director~~Participant's Account pursuant to Section 2.5 of the Plan in respect of such DSUs shall at all times following their grant be fully vested in the ~~Eligible Director~~Participant, and shall not be subject to forfeiture.

•	Confirmation

For greater certainty, the above-noted DSUs have been credited to the ~~Eligible Director~~Participant's Account on the understanding that that:

•
The ~~Eligible Director~~Participant will not be able to cause the Company or any Affiliate thereof to redeem DSUs granted under the Plan until the date specified in the Plan following his/her Termination Date.

•
When DSUs credited to the ~~Eligible Director~~Participant's Account pursuant to this Agreement are redeemed in accordance with the terms of the Plan after his/her Termination Date, income tax and other withholdings as required will arise at that time.  Upon redemption of the DSUs, the Company will make all appropriate withholdings as required by law at that time.

•	The value of DSUs is based on the value of the Shares of the Company and therefore is not guaranteed.

•	No funds will be set aside to guarantee the payment of DSUs. Future payment of DSUs will remain an unfunded liability recorded on the books of the Company.

•
In the event of any discrepancy between the terms of the Plan and the terms of this Agreement, the terms of the Plan shall prevail.  All capitalized expressions used herein shall have the same meaning as in the Plan unless otherwise specified above.

Schedule C
~~MAG Silver Corp. Directors'~~Amended and Restated Deferred Share Unit Plan
 (the "Plan")

BENEFICIARY DESIGNATION

To:           MAG Silver Corp.

I,                                                                , being ~~an Eligible Director~~a Participant under the MAG Silver Corp. ~~Directors'~~Amended and Restated Deferred Share Unit Plan ~~(the "Plan")~~ hereby designate the following person as my Beneficiary for purposes of the Plan:

Name of Beneficiary:                                           _______________________

Address of Beneficiary:_______________________

__________________________________________

This designation revokes any previous beneficiary designation made by me under the Plan.  Under the terms of the Plan, I reserve the right to revoke this designation and to designate another person as my Beneficiary.

Date:  _____________________________________

Name:  ____________________________________  (please print)

Signature:  _________________________________

Schedule D
~~MAG Silver Corp. Directors'~~Amended and Restated Deferred Share Unit Plan
 (the "Plan")

CERTIFICATE OF U.S. RESIDENT DIRECTOR

This Certificate is delivered pursuant to Section 2.4(d) of the ~~Directors'~~Amended and Restated Deferred Share Unit Plan ~~(the "Plan")~~ of MAG Silver Corp. (the "Company"), and evidences that the undersigned  ________________________________, being the holder (the "DSU Holder") of the right, by way of “deferred share units” (the "DSUs"), to acquire certain common shares (the "Shares") of the capital stock of the Company upon such term, conditions and price as set forth in the Plan, hereby represents, warrants, acknowledges and affirms as follows:

(1)  the undersigned is a resident of the United States of America; and

(2)  the undersigned, in his/her capacity as a Director or Eligible Employee of the Company, has had full access to the books and records of the Company; has had the opportunity to access and review the Company's public Internet filings on the System for Electronic Document Analysis and Retrieval at www.sedar.com, the Electronic Data Gathering and Retrieval System at www.sec.gov, and to consult with his/her legal and tax advisors with regard thereto; has been offered the opportunity to ask questions and receive answers from management concerning the Company and its Securities; and that any request for such information has been complied with to the undersigned's satisfaction; and

(3)  the undersigned understands and agrees that all certificate(s) representing the Shares will be endorsed with, and be subject to the terms and conditions of, the following U.S. restrictive legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF MAG SILVER CORP. ("THE COMPANY") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE LAWS; (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, (D) WITHIN THE UNITED STATES IN ACCORDANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (E) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE SELLER HAS FURNISHED TO THE COMPANY AN OPINION TO SUCH EFFECT, FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY, PRIOR TO SUCH OFFER, SALE OR TRANSFER UNDER (D) OR (E) ABOVE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

SUBJECT TO APPLICABLE CANADIAN LAW, AND PROVIDED ~~THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, AND PROVIDED FURTHER~~ THAT THE FOLLOWING PROCEDURE COMPLIES WITH U.S. SECURITIES LAWS AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO U.S. RESTRICTIVE LEGENDS MAY BE OBTAINED FROM THE COMPANY'S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT."

Provided that, if ~~at the time the Company is a “Foreign Issuer” as defined in Regulation S under the U.S. Securities Act,~~ the Shares bearing such legend are being sold outside the United States in compliance with Rule 904 of such Regulation S and in compliance with applicable local laws and regulations, the Company shall use its reasonable best efforts to cause the legend to be timely removed upon delivery of the certificate and a duly executed declaration to the Company's registrar and transfer agent in the form attached hereto as “Exhibit 1” to this Schedule D (or as the Company may reasonably prescribe from time to time); provided, further, that if any such Shares are being sold pursuant to Rule 144 under the U.S. Securities Act, the legend may be removed by delivery to the Company's registrar and transfer agent of an opinion of U.S. counsel of recognized standing in form and substance satisfactory to the Company, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act and applicable state securities laws.

Please issue a certificate for the Shares being acquired pursuant to my DSUs as follows:

NAME:	_________________________________________
(Please Print)

ADDRESS:	_________________________________________

_________________________________________

Signature of DSU Holder:

_________________________________________            Date signed: ________________________
Signature

Printed Name and Address:

_________________________________________

_________________________________________

_________________________________________

EXHIBIT 1 TO SCHEDULE D

DECLARATIONS FOR REMOVAL OF U.S. RESTRICTIVE LEGEND

To:	Computershare Investor Services Inc., as registrar and transfer agent for the shares of MAG Silver Corp. (the "Company")

The undersigned (A) acknowledges that the sale of   shares of the Company, represented by certificate number  , to which this declaration relates, has been made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act"), and (B) certifies that (1) the undersigned is not an "affiliate" (as defined in Rule 405 under the 1933 Act) of the Company, or is an “affiliate” solely by virtue of being an officer and/or director thereof; (2) the offer of such securities was not made to a "US Person" or to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of The Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction was prearranged with a buyer in the United States; (3) in the case of the undersigned being an officer and/or director of the Company, no selling concession, fee or other remuneration will be paid in connection with such offer and sale other than the usual and customary broker's commission; and (4) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.

By:______________________________________________________    Date: ____________________________
      Signature

Name (please print) _________________________________________

Affirmation by Seller's Broker-Dealer

We have read the foregoing representations of our customer with regard to the sale of shares described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of The Toronto Stock Exchange and (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.

______________________________________________________
Name of Firm

By:  __________________________________________________
       Authorized officer

Date: _________________________________________________

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